UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Santiago, Chile, January 19, 2015 – Sociedad Química y Minera de Chile S.A. (SQM), reports the translation of the financial statements that were filed with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile) for the nine months ended September 30, 2014.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	1

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended

September 30, 2014

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

In Thousands of United States Dollars

This document includes:

-	Consolidated Classified Statements of Financial Position

-	Consolidated Statements of Income by Function

-	Consolidated Statements of Comprehensive Income

-	Consolidated Statements of Cash Flows

-	Statements of Changes in Equity

-	Notes to the Consolidated Financial Statements

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	2

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

Note		Page

18	Provisions and other non-financial liabilities
	18.1 Types of provisions	155
	18.2 Description of other provisions	156
	18.3 Other non-financial liabilities, current	156
	18.4 Changes in provisions	157
	18.5 Detail of main types of provisions	159

19	Contingencies and restrictions
	19.1 Lawsuits or other relevant events	160
	19.2 Restrictions to management or financial limits	164
	19.3 Commitments.	165
	19.4 Restricted or pledged cash	166
	19.5 Securities obtained from third parties parties	167
	19.6 Indirect guarantees	168

20	Revenue	170

21	Earnings per share	170

22	Borrowing costs	171

23	Effect of fluctuations on foreign currency exchange rates	172

24	Environment
	24.1 Disclosures on disbursements related to the environment	173
	24.2 Detail of information on disbursements related to the environment	174
	24.3 Description of each project indicating whether these are in process or have been finished	183

25	Other current and non-current non-financial assets	186

26	Operating segments
	26.1 Operating segments	187
	26.2 Operating segments disclosures	189
	26.3 Statement of comprehensive income classified by operating segments based on groups of products	191
	26.4 Revenue from transactions with other operating segments of the Company	193

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

Note		Page

	26.5 Disclosures on geographical areas	194
	26.6 Disclosures on main customers	194
	26.7 Segments by geographical areas	195
	26.8 Property, plant and equipment classified by geographical areas	196

27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature
	27.1 Revenue	197
	27.2 Cost of sales	197
	27.3 Other income	198
	27.4 Administrative expenses	198
	27.5 Other expenses by function	199
	27.6 Other income (expenses)	299
	27.7 Summary of expenses by nature	200
	27.8 Finance expenses	200

28	Income tax and deferred taxes
	28.1 Current tax assets	201
	28.2 Current tax liabilities	202
	28.3 Tax earnings	202
	28.4 Income tax and deferred taxes	203

29	Disclosures on the effects of fluctuations in foreign currency exchange rates	214

30	Mineral resource exploration and evaluation expenditure	219

31	Subsequent events
	31.1 Authorization of the financial statements	220
	31.2 Disclosures on events occurring after the reporting	220
	31.3 Detail of dividends declared after the reporting date	220

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	As of September 30, 2014 ThUS$	As of December 31, 2013 ThUS$

Current assets
Cash and cash equivalents	7.1	295,255	476,622
Other current financial assets	10.1	535,006	460,173
Other current non-financial assets	25	31,666	44,230
Trade and other receivables, current	10.2	408,153	330,992
Trade receivables due from related parties, current	9.5	109,167	128,026
Current inventories	8	923,321	955,530
Current tax assets	28.1	31,987	59,476
Total current assets		2,334,555	2,455,049

Non-current assets
Other non-current financial assets	10.1	66	95
Other non-current non-financial assets	25	30,573	36,505
Trade receivables, non-current	10.2	2,347	1,282
Investments in associates	11.1	54,736	51,075
Investments in joint ventures	12.3	29,566	25,943
Intangible assets other than goodwill	13.1	104,050	104,363
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	1,929,757	2,054,377
Deferred tax assets	28.4	417	531
Total non-current assets		2,189,900	2,312,559
Total assets		4,524,455	4,767,608

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION, (continued)

Liabilities and Equity	Note	As of September 30, 2014 ThUS$	As of December 31, 2013 ThUS$

Liabilities
Current liabilities
Other current financial liabilities	10.4	187,301	401,426
Trade and other payables, current	10.5	165,147	150,960
Trade payables due to related parties, current	9.6	221	-
Other current provisions	18.1	27,318	17,953
Current tax liabilities	28.2	32,553	31,707
Provisions for employee benefits, current	15.1	20,704	25,236
Other current non-financial liabilities	18.3	182,200	95,353
Total current liabilities		615,444	722,635

Non-current liabilities
Other non-current financial liabilities	10.4	1,390,738	1,417,390
Other non-current provisions	18.1	8,824	8,633
Deferred tax liabilities	28.4	214,864	154,295
Provisions for employee benefits, non-current	15.1	30,441	32,414
Total non-current liabilities		1,644,867	1,612,732
Total liabilities		2,260,311	2,335,367

Equity	17
Share capital		477,386	477,386
Retained earnings		1,736,629	1,909,725
Other reserves		(7,116)	(10,491)
Equity attributable to owners of the Parent		2,206,899	2,376,620
Non-controlling interests		57,245	55,621
Total equity		2,264,144	2,432,241
Total liabilities and equity		4,524,455	4,767,608

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to September		July to September
	Note	2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$

Revenue	20	1,522,798	1,710,930	466,425	521,074
Cost of sales	27.2	(1,080,198)	(1,135,747)	(323,996)	(372,594)
Gross profit		442,600	575,183	142,429	148,480

Other income	27.3	6,863	95,978	1,593	87,016
Administrative expenses	27.4	(67,841)	(76,070)	(23,000)	(25,392)
Other expenses by function	27.5	(41,760)	(32,101)	(11,865)	(7,497)
Other gains (losses)	27.6	363	(12,275)	(101)	(12,566)
Profit (loss) from operating activities		340,225	550,715	109,056	190,041
Finance income		11,655	9,749	4,949	2,355
Finance costs	22	(45,673)	(44,082)	(14,816)	(16,651)
Share of profit of associates and joint ventures accounted for using the equity method		15,622	14,531	6,780	4,539
Foreign currency translation differences	23	(12,051)	(11,343)	(7,741)	(2,501)
Profit (loss) before taxes		309,778	519,570	98,228	177,783
Income tax expense, continuing operations	28.4	(87,053)	(117,068)	(29,347)	(36,921)

Profit (loss) from continuing operations		222,725	402,502	68,881	140,862

Profit for the year		222,725	402,502	68,881	140,862
Profit attributable to
Owners of the Parent		218,416	398,139	66,349	138,907
Non-controlling interests		4,309	4,363	2,532	1,955
Profit for the year		222,725	402,502	68,881	140,862

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION (continued)

		January to September		July to September
	Note	2014	2013	2014	2013
		US$	US$	US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.8299	1.5127	0.2521	0.5278

Basic earnings per share (US$ per share) from continuing operations		0.8299	1.5127	0.2521	0.5278

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.8299	1.5127	0.2521	0.5278

Diluted earnings per share (US$ per share) from continuing operations		0.8299	1.5127	0.2521	0.5278

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to September		July to September
	2014	2013	2014	2013
Statements of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$

Profit for the year	222,725	402,502	68,881	140,862
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(2,138)	(2,920)	(1,651)	(267)
Other comprehensive income before taxes and foreign currency translation differences	(2,138)	(2,920)	(1,651)	(267)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	6,688	11,018	1,478	(1,965)
Other comprehensive income before taxes and cash flow hedges	6,688	11,018	1,478	(1,965)
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	-	-	-	-
Other miscellaneous reserves	-	-	-	-
Other components of other comprehensive income before taxes	4,550	8,098	(173)	(2,232)

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(1,258)	(2,084)	(245)	306
Income taxes associated with components of other comprehensive income	(1,258)	(2,084)	(245)	306

Other comprehensive income	3,292	6,014	(418)	(1,926)

Total comprehensive income	226,017	408,516	68,463	138,936

Comprehensive income attributable to
Owners of the Parent	221,791	404,201	65,955	136,976
Non-controlling interests	4,226	4,315	2,508	1,960
Total comprehensive income	226,017	408,516	68,463	138,936

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statements of cash flows	Note	9/30/2014 ThUS$	9/30/2013 ThUS$

Cash flows from (used in) operating activities

Types of receipts from operating activities
Cash receipts from sales of goods and rendering of services		1,453,590	1,775,224

Types of payments
Cash payments to suppliers for the provision of goods and services		(882,681)	(1,060,512)
Cash payments to and on behalf of employees		(31,498)	(52,929)
Other payments related to operating activities		(4,834)	-
Dividends received		9,682	-
Interest paid		(43,998)	(64,309)
Interest received		11,655	-
Reimbursed (paid) income taxes		(48,591)	(124,334)
Other incomes (outflows) of cash		13,485	30,958

Net cash generated from (used in) operating activities		476,810	504,098

Cash flows from (used in) investing activities
Cash receipts from the loss of control of subsidiaries and other businesses		185	(4,034)
Proceeds from the sale of property, plant and equipment		132	-
Proceeds from sales of intangible assets		2,123	86,006
Acquisition of intangible assets		-	(4,796)
Acquisition of property, plant and equipment		(83,631)	(321,927)
Cash advances and loans granted to third parties		(2,545)	-
Dividends received		-	14,683
Other incomes (outflows) of cash (*)		(75,683)	(353,077)

Net cash generated from (used in) investing activities		(159,419)	(583,145)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Note	9/30/2014 ThUS$	9/30/2013 ThUS$

Cash flows from (used in) financing activities

Proceeds from long-term borrowings		-	300,000
Proceeds from short-term borrowings		80,000	140,000
Total proceeds from borrowings		80,000	440,000
Repayment of borrowings		(110,000)	(164,023)
Dividends paid		(266,005)	(76,784)
Interest received		-	9,749
Other cash receipts (payments)		(201,757)	(3,569)

Net cash generated from (used in) financing activities		(497,762)	205,373

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(180,371)	126,326

Effects of exchange rate fluctuations on cash held		(996)	(6,086)
Net (decrease) increase in cash and cash equivalents		(181,367)	120,240

Cash and cash equivalents at beginning of period		476,622	324,353
Cash and cash equivalents at end of period		295,255	444,593

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY

2014	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241

Profit for the year	-	-	-	-	-	-	218,416	218,416	4,309	222,725

Other comprehensive income	-	(2,055)	5,430	-	-	3,375	-	3,375	(83)	3,292

Comprehensive income	-	(2,055)	5,430	-	-	3,375	218,416	221,791	4,226	226,017

Dividends	-	-	-	-	-	-	(339,208)	(339,208)	(2,602)	(341,810)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	(52,304)	(52,304)	-	(52,304)

Increase (decrease) in equity	-	(2,055)	5,430	-	-	3,375	(173,096)	(169,721)	1,624	(168,097)

Equity As of September 30, 2014	477,386	(5,872)	1,664	(1,231)	(1,677)	(7,116)	1,736,629	2,206,899	57,245	2,264,144

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	16

Sociedad Química y Minera de Chile S.A. and Subsidiaries

STATEMENTS OF CHANGES IN EQUITY

2013	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Profit for the year	-	-	-	-	-	-	398,139	398,139	4,363	402,502

Other comprehensive income	-	(2,873)	8,935	-	-	6,062	-	6,062	(48)	6,014

Comprehensive income	-	(2,873)	8,935	-	-	6,062	398,139	404,201	4,315	408,516

Dividends	-	-	-	-	-	-	(199,070)	(199,070)	(2,200)	(201,270)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	(2,873)	8,935	-	-	6,062	199,069	205,131	2,115	207,246

Equity As of September 30, 2013	477,386	(3,203)	(7,587)	(2,243)	(1,677)	(14,710)	1,875,238	2,337,914	56,778	2,394,692

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	17

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Consolidated Financial
Statements as of September 30, 2014

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	18

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, mining works at Salar de Ascotán Region II of Chile, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)
-	2200 (Chemical products)
-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	19

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving costs and energy.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	20

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business during more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit.)

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background:

Staff

As of September 30, 2014 and December 31, 2013, staff was detailed as follows:

	9/30/2014	12/31/2013

Permanent staff	4,584	4,792

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	21

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 1 – Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of September 30, 2014 and December 31, 2013. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of September 30, 2014	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	60,913,968	50.60%	23.14%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,803,531	31.37%	7,007,688	5.82%	19.69%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of foreign investors	20,950	0.01%	5,858,732	4.87%	2.23%
Banco de Chile on behalf of non-resident third parties	-	-	5,338,246	4.43%	2.03%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.94%

Shareholder as of December 31, 2013	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	56,302,367	46.77%	21.39%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	6,971,799	5.79%	19.65%
Inversiones El Boldo Limitada	29,225,196	20.46%	18,028,676	14.98%	17.95%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
BTG Pactual Chile S.A. C de B	15,593,709	10.92%	797,393	0.66%	6.23%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,428,234	4.51%	2.07%
Banco de Chile on behalf of non-resident third parties	-	-	5,234,823	4.35%	1.99%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 29.90%

On September 30, 2014 the total number of shareholders had risen to 1,269.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	22

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 -   Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended September 30, 2014 and December 31, 2013.

-	Consolidated Statements of Changes in Equity for the periods ended September 30, 2014 and 2013.

-	Consolidated Statements of Comprehensive Income for the periods between January and September 30, 2014 and 2013.

-	Statements of Direct-Method Cash Flows for the periods ended September 30, 2014 and 2013.
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	23

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB). As of September the only instruction issued by the Chilean Superintendence of Securities and Insurance that contravenes IFRS refers to the particular recognition of the effect of deferred taxes.

On September 26, 2014, Law No.20.780 was enacted and published on September 29, 2014, which introduces amendments to the tax system in Chile referred to income taxes, among other matters. On October 17, 2014, the Chilean Superintendence of Securities and Insurance issued Circular No. 856 which required that the adjustment of deferred tax assets and liabilities generated as a direct effect of an increase in the corporate income tax rate provided by Law 20.780 (the Tax Reform) will be made against equity and not as required by IAS 12. Notes 3.38 and 28.5 provide a detail of criteria used and impacts related to the recording of the effects resulting from such tax reform and the application of the aforementioned Circular.

These consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated annual and interim accounts comply with each IFRS in force at their date of presentation. Certain reclassifications have been made for comparative purposes.

2.3	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current asset and financial liabilities at amortized cost;
-	financial derivatives at fair value; and
-	staff severance indemnities and pension commitments at actuarial value.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	24

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements.

a)	The following, standards, interpretations and amendments are mandatory for the first time for the annual periods beginning on January 1, 2014 and July 1,2014:

Standards and interpretations	Mandatory for annual periods beginning on

IFRIC 21 “Levies”- Indicates the accounting treatment for a liability to pay a levy if such levy falls within the scope of IAS 37. It proposes that the liability be recognized when the obligation triggering event occurs and payment cannot be avoided. The obligation triggering event will be established in the related legislation and may occur at a given date or gradually over time.	01/01/2014

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IAS 32 “Financial Instruments: Presentation”- On the offsetting of financial assets and financial liabilities. It clarifies the requirements for the offsetting of financial assets and financial liabilities in the Statement of financial position.	01/01/2014

Amendment to IAS 27 “Separate Financial Statements”, IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities” Issued in October 2012. The amendments include the definition of an investment entity and provide an exception for the consolidation of certain subsidiaries of entities meeting the definition for an “investment entity”. The amendments also introduce new disclosure requirements relative to investment entities in IFRS 12 and IAS 27.	01/01/2014

Amendment to IAS 36 “Impairment of assets”- Issued in May 2013. It amends the disclosure of the recoverable amount of non-financial assets aligning them to the requirements of IFRS 13.	01/01/2014

Amendment of IAS 39 “Financial Instruments: Recognition and Measurement” – on the novation of derivatives and hedge accounting – Published in June 2013. It establishes certain conditions that must be met for the novation of derivatives to allow the continuance of hedge accounting; this in order to avoid novations that are the result of laws and regulations affecting the financial statements.	01/01/2014

The adoption of the standards, amendments and interpretations described above have no significant impact on the Company’s consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	25

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

b)	The new standards,, interpretations and amendments issued not effective for 2014, which the company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 9 “Financial Instruments”- Published in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging part of IFRS 9 was issued in November 2013. Early adoption is permitted	01/01/2018

IFRS 15 “Revenue from Contracts with Customers” – Published in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2017

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	26

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Amendments and improvements	Mandatory for periods beginning on

Amendment of IAS 19 “Employee Benefits” on defined benefit plans. – Issued in November 2013. This amendment applies to employee or third party contributions in defined benefit plans. Amendments are intended to simplify the accounting for contributions that are independent of the number of years of service of employees; e.g., contributions by employees that are calculated in accordance with a fixed percentage of the employee’s salary.	01/01/2018

IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance relates to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset. Likewise, the amendments clarify that a revenue-based amortization method is inappropriate to measure the use of the economic benefits embedded in the intangible asset.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” on bearer plants. – Issued in June 2014. These amendments modify the financial information for “bearer plants”, such as vineyards, rubber wood tree and oil palm. The amendments define the concept of “bearer plant” and establish that they should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. Early adoption is permitted	01/01/2016

Amendment of IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	27

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Improvements to Information Financial Reporting Standards (2012) Issued in December 2013.	07/01/2014

IFRS 2 “Share-based Payment” – It clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after.

IFRS 3, "Business Combinations" – The standard is modified to clarify that the obligation to pay a contingent consideration that meets the definition of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32, "Financial Instruments: Presentation." The standard was additionally amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at its fair value at each reporting date recognizing changes in fair value in profit or loss. Consequently, there are also changes to IFRS 9, IAS 37 and IAS 39. The amendment is applicable prospectively for business combinations the acquisition date of which is July 1, 2014 or after.

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. The standard was additionally modified to require a reconciliation of assets of the segments to assets of an entity, when assets are reported by segment.

IFRS 13 "Fair Value Measurement” – IASB has modified the basis for conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts if the effect of not adjusting is not significant.

IAS 16, "Property, Plant and Equipment" and IAS 38, "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model.

IAS 24, "Related party Disclosures" – The standard is modified to include, as related party, an entity that provides key management personnel services to the reporting entity of the Parent of the reporting entity (“the managing entity”).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	28

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Improvements to International Financial Reporting Standards (2013) Issued in December 2013	07/01/2014

IFRS 1 “First-time Adoption of International Financial Reporting Standards” – It clarifies that when a new version of a standard is not yet mandatory but is available for early adoption, a first-time adopter of IFRS may opt to apply the older or new version of the standard, provided that the same standard is applied to all periods presented.

IFRS 3 “Business Combinations” – The standard is modified to clarify that IFRS 3 is not applicable to the accounting recognition of the formation of a new joint arrangement under IFRS 11. This amendment also clarifies that only the scope exemption is applied to the financial statements of the joint arrangement.

IFRS 13 “Fair Value Measurement” – It clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities as at their net amount, applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.

IAS 40 “Investment Property” – The standard is modified to clarify that IAS 40 and IFRS 3 are not mutually excluding. In preparing the financial information, the application guide to IFRS 3 has to be considered to determine whether the acquisition of investment property is or is not a business combination. This amendment can be applied to individual acquisitions of investment property prior to such date if and only if the information required to apply the amendment is available.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	29

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, (continued)

Improvements to International Financial Reporting Standards (2014) Issued in September 2014.	01/01/2016

IFRS 7 "Financial Instruments: Disclosures." This includes two amendments of IFRS 7. (1) Service contracts: If an entity transfers a financial asset to a third party in conditions that allow the transferor to derecognize the asset, IFRS 7 requires the disclosure of any type of continuing involvement that the entity may still have in the transferred assets. IFRS 7 provides guidance on what is understood as continuing involvement within this context. The amendment is prospective and can be applied retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS. (2) Interim financial statements. The amendment clarifies that the additional disclosure required by amendments of IFRS 7 "Offsetting of financial assets and financial liabilities” is not specifically required for all interim periods unless required by IAS 34. Such amendment is retrospective.

IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used, Such amendment is retrospective but limited at the beginning of the first period presented.

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective.

The Company's management estimates that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	30

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquire either at fair value or as proportional share of net identifiable assets of the acquiree.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	31

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		9/30/2014			12/31/2013
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	98.3000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	32

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		9/30/2014			12/31/2013
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.(a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA (b)	Chile	US$	100.0000	-	100.0000	100.0000
76.360.575-2	Orcoma SPA (c)	Chile	US$	100.0000	-	100.0000	100.0000

(a)	Comercial Agrorama Ltda. was consolidated given that the Company has control through the subsidiary Soquimich Comercial S.A.

(b)	On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of US$ 1,500.

(c)	On December 31, 2013, the subsidiary Orcoma SPA, was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of ThUS$ 2,358.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	33

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method adding the items that represent assets, liabilities, revenues and expenses of similar content and eliminating those related to intragroup transactions.

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs as issued by the International Accounting Standard Board (IASB) have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment and intangible assets and their residual value;
-	Impairment losses of certain assets, including trade receivables;
-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;
-	Provisions for commitments assumed with third parties and contingent liabilities;
-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density, moist, among others), and allowance for slow-moving spare-parts in stock;
-	Future cost for closure of mining sites;
-	The determination of the fair value of certain financial assets and derivative instruments;
-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	34

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s interim consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The interim consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Domestic entities:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of September 30, 2014 and December 31, 2013 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$599.22 per US$1.00 as of September 30, 2014, and Ch$524.61 per US$1.00 as of December 31, 2013.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of September 30, 2014 amounted to Ch$24,168.02 (US$40.33), and as of December 31, 2013 amounted to Ch$23,309.56 (US$44.43).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	35

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Foreign entities:

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate prevailing at acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	9/30/2014	12/31/2013
	US$	US$

Brazilian real	2.45	2.34
New Peruvian sol	2.89	2.75
Argentine peso	8.30	6.48
Japanese yen	109.45	105.39
Euro	0.79	0.73
Mexican peso	13.48	13.07
Australian dollar	1.15	1.12
Pound Sterling	0.62	0.61
South African rand	11.35	10.56
Ecuadorian dollar	1.00	1.00
Chilean peso	599.22	524.61
UF	40.33	44.43

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	36

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(c)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) (foreign currencies) are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date in which the fair value is determined.

(d)	Group entities

The revenue and expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.
-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the loss or gain from the sale.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	37

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes as basis the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model, for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IFRS 9, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	38

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.6	Financial assets, continued

The Company assesses at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if, there is evidence of impairment as a result or one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IFRS 9, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss, if by doing so eliminates or significantly reduces a measurement or recognition inconsistency, that would otherwise arise from the measurement of assets or liabilities or from the recognition of the gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has, a legally enforceable right, of setting off the amounts recognized and has the intent of settling for the net amount or of realizing the asset and settling the liability simultaneously.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	39

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time where the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)  Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)  Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	40

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	41

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or the main liability contained has been legally extinguished.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure in foreign currency. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives both in its contracts and financial instruments. As of September 30, 2014 and 2013, there are no embedded derivatives.

3.14	Fair value measurements

At the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	42

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.15	Lease, continued

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under Other non-financial assets.

These are expensed considering the proportional period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	43

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	44

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates), are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes subsequent to the acquisition considering the proportional share in the equity of the associate, using for such purposes, the interest percentage in the ownership of the associate. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate and the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	45

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 – Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations in regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.    Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	46

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 – Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

2.    The future costs that the Company will have to experience related to the closure of its facilities at the end of their useful life are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management it has been considered that the carrying value of assets does not exceed the net recoverable value of such assets.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	47

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

3.24	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	48

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.24	Intangible assets, continued

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	49

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

,

(d)	Mining property and concession right

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of September 30, 2014 and December 31, 2013.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation
-	Disbursements for drilling
-	Disbursements for drilling work and sampling
-	Disbursements for activities related to technical assessment and trading feasibility of drilling work
-	And any disbursement directly related to specific projects where its objective is finding mining resources.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	50

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.27	Prospecting expenses, continued

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption other non-current assets, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as main raw material.

Paragraph 17 of IFRS 6 establishes that an asset for exploitation and evaluation should be classified as such when it loses the technical feasibility and trading feasibility for extraction and therefore, must be impaired. For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption Other non-current assets.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	51

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

As of December 31, 2013, the Company was unaware of any indication of impairment with respect to its assets.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	52

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended December 31, 2013, except when the Company records unabsorbed losses from prior years.

However, the Company defines as policy the distribution of 50% of its profit for the year ended December 31, 2014.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	53

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	54

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This considering criteria in force contained in IAS 19 revised.

Actuarial gains and losses that may be generated by variations in defined pre-established obligations are directly recorded in profit or loss for the year and not within Other comprehensive income considering their insignificant amount.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended September 30, 2014 and December 31, 2013.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2014 and 2013. The net balance of this obligation is presented under the non-current provisions for employee benefits.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	55

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note No.16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	56

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.36	Revenue recognition, continued

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest expense in bank borrowings, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets using the effective interest rate related to the project’s specific financing; if none exists, the average financing rate of the subsidiary that makes the investment.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	57

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	58

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.38	Income tax and deferred taxes, continued

In accordance with the instructions issued by the Chilean Superintendence of Securities and Insurance in its Circular No. 856 of October 17, 2014, the effects generated by the change in the income tax rate approved by Law No. 20.780 (the Tax Reform) on income and deferred taxes, which in accordance with IAS 12 should be charged to profit or loss for the period, have been accounted for as Retained earnings. Subsequent amendments will be recognized in profit or loss for the period in accordance with IAS 12.

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	59

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 4 - Financial risk management

4.1	Financial risk management policy

The Company’s Financial Risk Management Policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful account risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	60

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 4 - Financial risk management (continued)

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/ or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause instability in the results.

As of to-date, the Company incurs an annual expenditure of approximately US$140 million associated with oil, gas and equivalents and approximately US$54 million related to electrical supply. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$14 million in short-term movements.

As stated in the Company’s annual report, the markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their respective business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	61

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 4 - Financial risk management (continued)

4.2.1	Market risk, continued

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

4.2.2	Doubtful account risk

A contraction of the global economy and the potentially adverse effects in the financial position of our clients may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

4.2.3	Currency risk

As a result of its influence on price level determination, its relationship with cost of sales and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the US dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the US dollar.

A significant portion of the Company’s costs, particularly payroll is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the US dollar would affect the Company’s profit for the period. Approximately US$ 470 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	62

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 4 - Financial risk management (continued)

4.2.3	Currency risk, continued

As of December 31, 2013, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated both in Chilean pesos and UF, with a fair value of US$23.6 million in favor of SQM. As of September 30, 2014, this amounts to US$30.3 million against SQM.

As of September 30, 2014, the Chilean peso to US dollar exchange rate was Ch$599.22 per US$1.00 (Ch$ 524.61 per US$ 1.00 as of December 31, 2013).

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long-term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of September 30, 2014, approximately 17% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of approximately US$ 0.3 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of September 30, 2014, the Company's financial liabilities are mainly concentrated in the long-term and approximately 8% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	63

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 4 - Financial risk management (continued)

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations ..

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2014, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$546 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	64

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 5 - Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of September 30, 2014, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of September 30, 2014 and December 31, 2013, and statements of the comprehensive income, changes in equity and cash flows for the periods ended September 30, 2014 and 2013, have been prepared in accordance with International Financial Reporting Standards (IFRS) except for that indicated in Note 2.2. and the principles and criteria have been applied consistently.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	65

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	9/30/2014	12/31/2013
	ThUS$	ThUS$

Assets	4,369,879	4,269,749
Liabilities	(2,162,980)	(1,893,129)
Equity	2,206,899	2,376,620

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.94% as of September 30, 2014 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	66

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.3	Joint arrangements of controlling interest, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.69
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.94

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	67

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of September 30, 2014 and December 31, 2013 the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6382	60.6382
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	68

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Sint Pietersvliet 7 bus 8, 2000. Antwerp	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	0.0013	99.9987	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	69

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	70

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non-controlling interests
		9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(2,043)	(3,389)	9,400	8,806	1,449	4,400
SQM Indonesia S.A.	20%	-	-	1	16	-	-
Soquimich Comercial S.A.	39.3616784%	(2,306)	(4,051)	47,574	46,448	1,153	2,026
Comercial Agrorama Ltda.	30%	40	(18)	270	351	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
SQM (Thailand) Limited	0.004%	-	-	-	-	-	-
Total		(4,309)	(7,458)	57,245	55,621	2,602	6,426

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	71

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

9/30/2014
	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	615,607	116,443	638,629	22,129	104,711	6,129	6,129
Proinsa Ltda.	176	1	-	-	-	1	1
SQMC Internacional Ltda.	233	-	-	-	-	-	-
SQM Potasio S.A.	157,681	1,101,085	5,172	19,457	1,774	125,435	125,791
Serv. Integrales de Tránsito y Transf. S.A.	410,799	85,203	441,994	11,123	38,107	8,126	8,126
Isapre Norte Grande Ltda	656	771	662	186	3,249	27	(11)
Ajay SQM Chile S.A.	21,243	1,006	2,419	645	48,731	4,170	4,170
Almacenes y Depósitos Ltda.	315	46	1	-	-	(13)	(54)
SQM Salar S.A.	608,881	950,357	229,608	267,547	566,369	129,223	129,079
SQM Industrial S.A.	1,402,457	804,020	1,106,998	84,021	537,201	46,680	44,811
Exploraciones Mineras S.A.	490	31,703	5,068	-	-	(124)	(124)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	444	424	255	500	1,749	3	1
Soquimich Comercial S.A.	189,062	22,527	89,816	911	138,466	5,858	5,676
Comercial Agrorama Ltda.	11,833	1,856	12,684	103	9,189	(135)	(134)
Comercial Hydro S.A.	8,499	112	36	101	46	236	236
Agrorama S.A.	14,475	585	15,287	8	7,355	(410)	(410)
Orcoma SpA	3	2,356	4	-	-	(3)	(3)
Orcoma Estudio SpA	1	554	550	-	-	2	2
SQM North America Corp.	188,973	16,966	180,961	1,781	251,855	(9,450)	(9,450)
RS Agro Chemical Trading Corporation A.V.V.	5,201	-	-	-	-	(3)	(3)
Nitratos Naturais do Chile Ltda.	4	248	4,617	-	-	72	72
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	108,343	3,722	-	-	15,973	14,405
SQM Peru S.A.	515	1	1,170	-	-	(43)	(43)
SQM Ecuador S.A.	8,927	69	8,548	42	11,600	255	255
SQM Brasil Ltda.	767	1	945	-	84	(45)	(45)
SQI Corporation N.V.	-	21	89	-	-	3	3
SQMC Holding Corporation L.L.P.	16,966	15,413	1,000	-	-	3,315	3,315
SQM Japan Co. Ltd.	2,500	254	412	476	2,535	384	384

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	72

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

9/30/2014
	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	292,523	1,316	254,024	-	436,174	3,125	3,125
SQM Italia SRL	1,298	-	16	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	159	145	39	-	-	-	-
SQM Virginia LLC	14,828	14,374	14,828	-	-	-	-
SQM Comercial de México S.A. de C.V.	92,150	1,321	63,479	-	134,294	1,838	1,838
SQM Investment Corporation N.V.	66,914	270	36,177	852	20	5,030	5,030
Royal Seed Trading Corporation A.V.V.	187,553	216	53,986	150,000	-	(3,822)	(3,284)
SQM Lithium Specialties LLP	15,780	3	1,264	-	-	-	-
Soquimich SRL Argentina	399	-	214	-	-	(12)	(12)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	-	-
SQM France S.A.	346	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	154	55	751	130	2,600	96	96
SQM Nitratos México S.A. de C.V.	32	4	19	8	187	7	7
Soquimich European Holding B.V.	79,586	106,272	91,087	-	-	14,211	12,618
SQM Iberian S.A	50,718	67	46,648	-	102,830	4,518	4,518
SQM Africa Pty Ltd.	63,903	760	53,948	-	65,881	2,284	2,284
SQM Oceania Pty Ltd.	3,648	-	1,419	-	2,676	(895)	(895)
SQM Agro India Pvt. Ltd.	5	-	2	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	1,571	44	6	-	3,695	(553)	(553)
SQM Thailand Limited	7,495	37	5,498	-	7,630	(517)	(517)
Total	4,551,790	3,385,255	3,375,289	560,020	2,479,008	360,975	356,433

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	73

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2013				12/31/2013
	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	490,084	124,966	525,924	15,545	184,487	18,434	18,434
Proinsa Ltda.	200	1	-	-	-	(2)	(2)
SQMC Internacional Ltda.	266	-	-	-	-	(1)	(1)
SQM Potasio S.A.	109,408	1,049.628	3.411	15.749	2.052	184.948	185.458
Serv. Integrales de Tránsito y Transf. S.A.	348.685	86.935	389.980	8.423	50.135	6.149	6.149
Isapre Norte Grande Ltda	916	829	924	192	4.192	28	334
Ajay SQM Chile S.A.	22.720	1.232	5.226	755	67.413	6.916	6.916
Almacenes y Depósitos Ltda.	362	50	1	-	-	(11)	(40)
SQM Salar S.A.	678.215	1.000.954	453.864	216.110	792.109	206.745	206.679
SQM Industrial S.A.	1.110.303	820.831	872.216	79.021	925.167	64.602	61.547
Exploraciones Mineras S.A.	477	31.537	4.765	-	-	(312)	(312)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	762	243	322	556	2.276	31	46
Soquimich Comercial S.A.	143.515	22.582	47.121	973	214.350	10.291	10.162
Comercial Agrorama Ltda.	15.450	2.148	16.314	114	16.009	61	62
Comercial Hydro S.A.	8.302	134	124	72	109	370	370
Agrorama S.A.	15.722	568	16.074	36	16.122	37	37
Orcoma SpA	2	2.356	-	-	-	-	-
Orcoma Estudio SpA	2	-	-	-	-	-	-
SQM North America Corp.	214.359	17.058	197.077	1.781	365.691	(4.763)	(3.751)
RS Agro Chemical Trading Corporation A.V.V.	5.204	-	-	-	-	(9)	(9)
Nitratos Naturais do Chile Ltda.	3	254	4.695	-	-	278	278
Nitrate Corporation of Chile Ltd.	5.076	-	-	-	-	-	-
SQM Corporation N.V.	669	93.936	3.725	-	-	10,441	7,377
SQM Peru S,A,	578	1	1,190	-	1	(191)	(191)
SQM Ecuador S,A,	10,644	81	10,533	42	25,475	(1,224)	(1,224)
SQM Brasil Ltda,	680	40	851	-	802	88	88
SQI Corporation N,V,	-	19	62	-	-	(1)	(2)
SQMC Holding Corporation LLP.	11,978	16,394	1,000	-	-	5,267	5,267
SQM Japan Co, Ltd,	1,948	263	234	494	2,468	(283)	(283)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	74

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2013				12/31/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Europe N.V.	316,396	383	280,092	-	677,497	1,608	1,608
SQM Italia SRL	1,421	-	18	-	-	-	-
SQM Indonesia S.A.	4	-	(76)	-	-	-	-
North American Trading Company	160	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,828	14,374	14,828	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	88,252	1,427	61,534	-	178,180	4,724	4,724
SQM Investment Corporation N.V.	62,496	282	36,805	851	50	1,097	1,097
Royal Seed Trading Corporation A.V.V.	240,231	442	83,606	170,000	-	(2,537)	(1,904)
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	414	-	218	-	-	(49)	(49)
Comercial Caimán Internacional S.A.	271	-	1,122	-	-	(38)	(38)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	153	-	795	127	3,243	(7)	(7)
SQM Nitratos México S.A. de C.V.	26	4	23	4	186	(7)	(7)
Soquimich European Holding B.V.	79,966	96,670	93,496	987	-	8,849	5,785
SQM Iberian S.A	101,299	70	101,757	-	166,087	66	66
SQM Africa Pty Ltd.	55,635	729	47,932	-	109,968	1,611	1,611
SQM Oceania Pty Ltd.	4,251	-	811	-	3,542	51	51
SQM Agro India Pvt. Ltd.	7	-	2	-	-	(2)	(2)
SQM Beijing Commercial Co. Ltd.	2,415	80	301	-	9,915	(1,164)	(1,164)
SQM Thailand Limited	7,052	36	4,510	-	4,379	(787)	(787)
Total	4,187,933	3,387,691	3,284,824	511,832	3,821,905	521,301	514,370

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	75

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 6 - Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2014

As of September 30, 2014, there are no transactions conducted among companies included in consolidation.

Transactions conducted in 2013

On December 31, 2013, the subsidiary Orcoma Estudios SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of US$ 1,500.

On December 31, 2013, the subsidiary Orcoma SPA was incorporated where Sociedad Quimica y Minera de Chile S.A. made a capital contribution of ThUS$ 2,358.

On March 25, 2013, SQM Industrial S.A. increased by ThUS$ 1,500 the capital of its subsidiary SQM Beijing Commercial Co. Ltd.

During the first half of the year Iodine Minera was absorbed into Soquimich European Holdings.

During the first half of 2013 Soquimich European Holdings B.V. purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	76

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 7 - Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of September 30, 2014 and December 31, 2013, cash and cash equivalents are detailed as follows:

	9/30/2014	12/31/20131
a) Cash	ThUS$	ThUS$

Cash on hand	146	119
Cash in banks	26,787	29,671
Other demand deposits	5,206	3,625
Total cash	32,139	33,415

	9/30/2014	12/31/2013
b) Cash equivalents	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	88,404	158,208
Short-term investments, classified as cash equivalents	174,712	284,999
Total cash equivalents	263,116	443,207

Total cash and cash equivalents	295,255	476,622

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	77

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 7 - Cash and cash equivalents (continued)

7.2	Short-term investments, classified as cash equivalents

As of September 30, 2014 and December 31, 2013, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	9/30/2014 ThUS$	12/31/2013 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	58,425	95,941
BlackRock - Institutional US Dollar Liquidity Fund	58,446	94,726
JP Morgan US dollar Liquidity Fund Institutional	57,841	94,332
Total	174,712	284,999

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

7.3	Information on cash and cash equivalents by currency

As of September 30, 2014 and December 31, 2013, information on cash and cash equivalents by currency is detailed as follows:

	9/30/2014	12/31/2013
Original currency	ThUS$	ThUS$
Chilean Peso (*)	82,664	25,391
US Dollar	192,851	430,263
Euro	11,030	9,230
Mexican Peso	189	429
South African Rand	4,959	7,229
Japanese Yen	1,892	1,435
Peruvian Sol	1	2
Brazilian Real	3	73
Chinese Yuan	826	384
Indonesian Rupiah	10	4
Indian Rupee	-	7
Thai Baht	755	2,161
Argentine Peso	75	-
Pound Sterling	-	14
Total	295,255	476,622

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	78

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 7 - Cash and cash equivalents (continued)

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of September 30, 2014 and December 31, 2013, the Company has no significant cash balances with any type of restriction.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	79

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 7 - Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to date	9/30/2014
						MUS$	MUS$	MUS$
Banco Santander - Santiago	Fixed term	Ch$	0.30	9/9/2014	10/2/2014	16,824	35	16,859
Banco de Chile	Fixed term	Ch$	0.36	7/10/2014	10/8/2014	18,663	184	18,847
Banco Crédito e Inversiones	Fixed term	Ch$	0.30	9/4/2014	10/9/2014	19,796	51	19,847
Banco Santander - Santiago	Fixed term	Ch$	0.31	9/9/2014	10/9/2014	9,896	22	9,918
Banco BBVA Chile	Fixed term	Ch$	0.28	9/30/2014	10/13/2014	5,674	-	5,674
Banco de Chile	Fixed term	Ch$	0.35	7/24/2014	10/16/2014	3,764	30	3,794
Banco de Chile	Fixed term	Ch$	0.35	7/24/2014	10/16/2014	3,952	31	3,983
Banco de Chile	Fixed term	Ch$	0.35	7/24/2014	10/16/2014	1,694	13	1,707
Citibank New York	Overnight	US$	0.01	9/30/2014	10/1/2014	138	-	138
Citibank New York	Overnight	US$	0.01	9/30/2014	10/1/2014	426	-	426
Citibank New York	Overnight	US$	0.01	9/30/2014	10/1/2014	1,891	-	1,891
BBVA Banco Francés	Fixed term	US$	0.20	9/17/2014	10/21/2014	370	-	370
ABN Amro Bank	Fixed term	Euro	0.01	9/30/2014	10/1/2014	4,947	-	4,947
IDBI Bank	Fixed term	Indian rupee	0.01	9/30/2014	10/1/2014	3	-	3

Total						88,038	366	88,404

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	80

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 7 - Cash and cash equivalents (continued)

7.5 Short-term deposits, classified as cash equivalents, continued

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	31/12/2013 ThUS$
Banco BBVA Chile	Fixed term	US$	0.50	12/20/2013	01/09/2014	10,000	2	10,002
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002
Banco BBVA Chile	Fixed term	US$	-	12/20/2013	01/09/2014	10,000	2	10,002
Banco Crédito e Inversiones	Fixed term	US$	0.40	12/16/2013	01/16/2014	20,000	3	20,003
Banco Crédito e Inversiones	Fixed term	US$	0.48	12/16/2013	02/06/2014	20,000	4	20,004
Banco Crédito e Inversiones	Fixed term	US$	0.50	10/17/2013	01/03/2014	10,093	10	10,103
Banco Crédito e Inversiones	Fixed term	US$	0.58	12/16/2013	03/11/2014	20,000	5	20,005
Banco Crédito e Inversiones	Fixed term	Ch$	0.37	12/30/2013	01/13/2014	4,384	-	4,384
Banco Crédito e Inversiones	Fixed term	Ch$	0.38	12/27/2013	01/09/2014	4,193	2	4,195
Banco Santander - Santiago	Fixed term	US$	0.48	12/09/2013	01/23/2014	20,314	6	20,320
Banco Santander - Santiago	Fixed term	US$	0.52	12/04/2013	01/03/2014	10,104	4	10,108
Banco Santander - Santiago	Fixed term	Ch$	0.43	10/21/2013	01/03/2014	14,352	148	14,500
IDBI Bank	Fixed term	Indian rupee	-	12/31/2013	6/30/2014	2	-	2
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	444	-	444
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	640	-	640
Citibank New York	Overnight	US$	0.01	12/31/2013	01/02/2014	1,301	-	1,301
ABN Amro Bank	Fixed term	Euro	-	12/31/2013	01/31/2014	2,193	-	2,193

Total						158,020	188	158,208

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	81

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 8 - Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	9/30/2014 ThUS$	12/31/2013 ThUS$

Raw material reserves	7,595	8,552
Supplies for production reserves	41,722	42,366
Products-in-progress reserves	449,401	400,824
Finished product reserves	424,603	503,788
Total	923,321	955,530

Inventory reserves recognized as of September 30, 2014 amount to ThUS$80,112, and ThUS$97,248 as of December 31, 2013. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of September 30, 2014, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$956,676 and to ThUS$1,001,630 as of September 30, 2013.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	9/30/2014 ThUS$	12/31/2013 ThUS$

Raw material reserves	93	93
Supplies for production reserves	500	500
Products-in-progress reserves	53,211	65,768
Finished product reserves	26,308	30,887

Total	80,112	97,248

The Company has not delivered inventory as collateral for the periods indicated above.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	82

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended September 30, 2014, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.94% as of September 30, 2014 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.09% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	83

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.2	Relationship between the Parent and the entity

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.69
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		29.94

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.09

9.3	Detailed identification of the link between the Parent and subsidiary

As of September 30, 2014 and December 31, 2013, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	84

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of September 30, 2014 and December 31, 2013, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Spain	Spain	Euro	Joint control or significant influence
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	85

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of September 30, 2014 and December 31, 2013, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of September 30, 2014 and December 31, 2013, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	9/30/2014 ThUS$	12/31/2013 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	15,932	13,844
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Other Transactions	-	740
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	21,823	35,884
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	2,839	5,093
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	20,779	40,605
Foreign	Ajay North America LLC.	Associate	United States	Dividends	5,949	10,437
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	68	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	6,679	7,908
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,062	5,669
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	687	1,186
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	835	892
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	25	-
96.529.340-k	Norte Grande S.A.	Other related parties	Chile	Sale of services	-	140
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Other Transactions	32	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	59,625	77,176
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	290	702
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	33,884	52,901
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	19,385	21,255
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	10,085	17,908
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	1,286	289
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of services	-	98
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	25,510	56,254
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	282

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	86

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Tax ID No.	Company	Nature	Country of origin	Transaction	9/30/2014 ThUS$	12/31/2013 ThUS$
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	4,102	5,242
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	Joint venture	China	Sale of services	-	148
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	6,520	1,624
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	4	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	87

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	9/30/2014 ThUS$	12/31/2013 ThUS$

77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	111	147
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	3,425	331
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	-	11
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	2,357	4,974
Foreign	Ajay North America LLC.	Associate	United States	US$	4,698	4,166
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	3,557	2,958
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	19,465	22,960
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	7	8
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	21,438	18,205
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	15,129	17,840
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	4,092	4,553
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	3,044	2,271
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	30,381	47,910
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	104	363
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	436
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	1,254	760
Foreign	SQM Vitas Plantacote B.V	Joint venture	Holland	Euro	58	133
Foreign	SQM Vitas Holland	Joint venture	Holland	Euro	47	-

Total to-date					109,167	128,026

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	88

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	9/30/2014 ThUS$	12/31/2013 ThUS$

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	92	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	219	-

Total as of to-date					221	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	89

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

As of September 30, 2014, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 125 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2014.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.05% of profit for the period effectively earned by the Company during fiscal years 2014.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	90

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2014.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2014 amount to ThUS$3,413 (ThUS$ 4,827 as of December 31, 2013).

2.1.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2014 and 2013.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	91

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 9 - Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

3)	No guarantees have been constituted in favor of the directors.

4)	Senior management compensation

As of September 30, 2014, the global compensation paid to the 108 main executives amounts to ThUS$21,169 (ThUS$32,388 as of December 31, 2013). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended September 30, 2014 and the year ended December 31, 2013 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is member of the Ultramar Group. During the period ended September 30, 2014, the amount of operations with this Group is approximately ThUS$7,777 (ThUS$16,850 as of December 31, 2013).

9.8	Key management personnel compensation

	9/30/2014	12/31/2013
	ThUS$	ThUS$

Key management personnel compensation	21,169	32,888

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	92

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	9/30/2014 ThUS$	12/31/2013 ThUS$

Other current financial assets (1)	507,567	431,883
Derivatives (2)	27,439	3,283
Hedging assets, current	-	25,007
Total other current financial assets	535,006	460,173

Other non-current financial assets	66	95
Hedging assets, non-current	-	-
Total other non-current financial assets	66	95

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	9/30/2014 ThUS$	12/31/2013 ThUS$
Banco Santander	171,209	131,534
BBVA	31,451	80,206
Banco de Crédito e Inversiones	152,888	79,530
Banco de Chile	59,705	42,095
Corpbanca	67,686	61,244
Banco Itaú	-	30,207
Banco Security	24,628	7,067
Total	507,567	431,883

10.2	Trade and other receivables, current and non-current

	9/30/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	366,763	-	366,763	314,151	-	314,151
Prepayments	34,313	-	34,313	12,127	-	12,127
Other receivables	7,077	2,347	9,424	4,714	1,282	5,996
Total trade and other receivables	408,153	2,347	410,500	330,992	1,282	332,274

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	93

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

	9/30/2014			12/31/2013
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	382,032	(15,269)	366,763	330,052	(15,901)	314,151

Trade receivables, current	382,032	(15,269)	366,763	330,052	(15,901)	314,151

Prepayments, current	37,113	(2,800)	34,313	14,927	(2,800)	12,127
Other receivables, current	9,042	(1,965)	7,077	6,663	(1,949)	4,714

Current trade and other receivables	428,187	(20,034)	408,153	351,642	(20,650)	330,992

Other receivables, non-current	2,347	-	2,347	1,282	-	1,282

Non-current receivables	2,347	-	2,347	1,282	-	1,282

Total trade and other receivables	430,534	(20,034)	410,500	352,924	(20,650)	332,274

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	94

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of September 30, 2014 and December 31, 2013, the detail of the unsecuritized portfolio is as follows:

9/30/2014
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,697	658	484	176	510	381	319	449	297	1,695	7,666
Portfolio under no renegotiated terms	294,318	39,675	18,613	9,396	471	1,739	757	1,775	56	8,602	375,402
Number of customers under renegotiated terms portfolio	56	8	3	3	4	4	4	1	2	96	181

Portfolio under renegotiated terms, gross	2,732	421	980	58	30	43	21	3	6	2,336	6,630

Total gross portfolio	302,150	40,096	19,593	9,454	501	1,782	778	1,778	62	10,938	382,032

12/31/2013
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,175	1,055	515	395	332	304	303	294	312	1,817	8,502
Portfolio under no renegotiated terms	269,970	29,722	4,144	432	572	210	1,138	118	8,955	8,371	323,632
Number of customers under renegotiated terms portfolio	42	8	2	2	3	1	5	6	12	113	194

Portfolio under renegotiated terms, gross	2,964	79	15	69	42	13	87	85	447	2,619	6,420

Total gross portfolio	272,934	29,801	4,159	501	614	223	1,225	203	9,402	10,990	330,052

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	95

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

	9/30/2014 ThUS$	12/31/2013 ThUS$

Allowance for portfolio under no renegotiated terms	16,009	16,711
Allowance for portfolio with renegotiated terms	4,459	4,459
Write-offs for the period	(434)	(520)
Total	20,034	20,650

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	96

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of September 30, 2014, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$370,583 and as of December 31, 2013 such contracts amounted to ThUS$555,303.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

September 30, 2014	-	-	-	-	-

December 31, 2013	23,602	(45,312)	(3,307)	661	(2,646)

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

September 30, 2014	30,288	(34,751)	2,843	(597)	2,246

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

September 30, 2014	985	(818)	(615)	-	(615)

December 31, 2013	1,339	(93)	(1,153)	-	(1,153)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of September 30, 2014 and December 31, 2013.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	97

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	75,623	UF	12/01/2026
H	161,330	UF	01/05/2018
M	40,332	UF	02/01/2017
O	60,498	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	98

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of September 30, 2014 and December 31, 2013, the detail is as follows:

	9/30/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank borrowings	160,825	289,734	450,559	171,347	309,489	480,836
Obligations with the public	24,684	1,070,814	1,095,498	227,652	1,106,496	1,334,148
Derivatives	709	-	709	1,088	-	1,088
Hedging liabilities	1,083	30,190	31,273	1,339	1,405	2,744
Total	187,301	1,390,738	1,578,039	401,426	1,417,390	1,818,816

Current and non-current borrowings

As of September 30, 2014 and December 31, 2013, the detail is as follows:

	9/30/2014	12/31/2013
	ThUS$	ThUS$

Long-term borrowings	289,734	309,489

Short-term borrowings	120,048	100,135
Current portion of long-term borrowings	40,777	71,212
Short-term loans and current portion of long-term borrowings	160,825	171,347
Total borrowings assumed	450,559	480,836

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	99

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of September 30, 2014 and December 31, 2013, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.46%	0.46%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	2.44%	2.33%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.56%	4.56%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.45%	4.45%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.38%	0.38%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.40%	0.40%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.34%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.11%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	0.92%	0.97%

			9/30/2014
Debtor	Creditor	Nominal amounts			Current amounts
		Up to 90	90 days		Up to 90	90 days to	Subtotal	Borrowing
Subsidiary	Financial institution	days	to 1 year	Total	days	1 year		costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	4	20,000	20,004	-	20,004
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM S.A.	Banco Estado NY Branch	-	-	-	-	154	154	(26)	128
SQM S.A.	Banco Estado	20,000	-	20,000	20,006	-	20,006	-	20,006
SQM S.A.	Banco Estado	20,000	-	20,000	20,005	-	20,005	-	20,005
SQM Salar S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,016	-	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	7	20,000	20,007	-	20,007
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	240	-	240	(65)	175
Royal Seed Trading Corporation A.V.V.	Export Development Canada	10,000	10,000	20,000	10,175	10,000	20,175	(60)	20,115
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	-	-	307	-	307	(106)	201
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	10,000	10,000	20,000	10,229	10,000	20,229	(70)	20,159
Total		80.000	80.000	160.000	80,998	80,154	161,152	(327)	160,825

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	100

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.65%	0.65%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.47%	0.47%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.61%	0.61%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.75%	0.75%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.24%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.73%	1.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.37%	1.01%

			12/31/2013
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	3	20,000	20,003	-	20,003
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	7	20,000	20,007	-	20,007
SQM S.A.	Banco Estado NY Branch	-	-	-	1,012	-	1,012	(26)	986
SQM Salar S.A.	Banco Estado	20,000	-	20,000	20,033	-	20,033	-	20,033
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	11	20,000	20,011	-	20,011
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,081	20,081	-	20,081
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	120	120	(65)	55
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	10,000	10,000	-	10,014	10,014	(60)	9,954
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	189	50,000	50,189	(43)	50,146
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	-	-	-	139	139	(106)	33
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	10,000	10,000	-	10,108	10,108	(70)	10,038
Total		20,000	150,000	170,000	21,255	150,462	171,717	(370)	171,347

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	101

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of September 30, 2014 and December 31, 2013, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or			Currency or	Periodicity
Tax ID No.	Subsidiary	Country	ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	10/15/2014	US$	Semiannual	Upon maturity	6.30%	6.13%
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	10/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	10/03/2014	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A	Chile	446	C	12/01/2014	UF	Semiannual	Semiannual	3.95%	4.00%
93.007.000-9	SQM S.A	Chile	564	H	1/05/2015	UF	Semiannual	Semiannual	5.05%	4.90%
93.007.000-9	SQM S.A	Chile	700	M	2/01/2015	UF	Semiannual	Upon maturity	2.86%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	2/01/2015	UF	Semiannual	Upon maturity	3.61%	3.80%

			9/30/2014 Nominal maturities				9/30/2014 Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	5,615	-	5,615	(293)	5,322
SQM S.A.	Chile	ThUS$250,000	-	-	-	6,073	-	6,073	(384)	5,689
SQM S.A.	Chile	ThUS$300,000	-	-	-	5,347	-	5,347	(614)	4,733
SQM S.A.	Chile	C	3,025	3,025	6,050	4,015	3,025	7,040	(198)	6,842
SQM S.A.	Chile	H	-	-	-	-	1,844	1,844	(139)	1,705
SQM S.A.	Chile	M	-	-	-	-	216	216	(130)	86
SQM S.A.	Chile	O	-	-	-	-	373	373	(66)	307
Total			3,025	3,025	6,050	21,050	5,458	26,508	(1,824)	24,684

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	102

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or			Currency or	Periodicity
Tax ID No.	Subsidiary	Country	ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2014	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2014	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2014	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A	Chile	446	C	06/01/2014	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semiannual	Upon maturity	7.50%	7.00%
93.007.000-9	SQM S.A	Chile	564	H	01/05/2014	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semiannual	Upon maturity	3.35%	3.00%
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semiannual	Upon maturity	6.23%	5.50%
93.007.000-9	SQM S.A	Chile	700	M	02/01/2014	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	02/01/2014	UF	Semiannual	Upon maturity	3.95%	3.80%

			12/31/2013 Nominal maturities			12/31/2013 Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2,586	2,586	(293)	2,293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(384)	2,290
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	C	-	6,665	6,665	-	6,951	6,951	(210)	6,741
SQM S.A.	Chile	G	40,030	-	40,030	41,377	-	41,377	-	41,377
SQM S.A.	Chile	H	-	-	-	4,207	-	4,207	(139)	4,068
SQM S.A.	Chile	I	66,648	-	66,648	-	67,144	67,144	(87)	67,057
SQM S.A.	Chile	J	99,121	-	99,121	-	100,466	100,466	(139)	100,327
SQM S.A.	Chile	M	-	-	-	606	-	606	(130)	476
SQM S.A.	Chile	O	-	-	-	1,045	-	1,045	(66)	979
Total			205,799	6,665	212,464	47,235	182,479	229,714	(2,062)	227,652

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	103

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of September 30, 2014 and December 31, 2013 are detailed as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	2.44%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.11%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.34%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	0.92%	0.97%

		Nominal non-current maturities				Non-current maturities
		9/30/2014				9/30/2014
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	140,000	-	140,000	-	140,000	-	140,000	(50)	139,950
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Caimán) Ltd.	50,000	-	-	50,000	50,000	-	-	50,000	(6)	49,994
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(66)	39,934
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	30,000	-	30,000	-	30,000	-	30,000	(73)	29,927
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	30,000	-	30,000	-	30,000	-	30,000	(71)	29,929
Total		50,000	240,000	-	290,000	50,000	240,000	-	290,000	(266)	289,734

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	104

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.10%	2.39%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.35%	1.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.75%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.69%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.37%	1.01%

		Nominal non-current maturities				Non-current maturities
		12/31/2013				12/31/2013
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	-	140,000	140,000	-	-	140,000	140,000	(70)	139,930
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Caimán) Ltd.	50,000	-	-	50,000	50,000	-	-	50,000	(85)	49,915
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(114)	39,886
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	40,000	-	40,000	-	-	40,000	40,000	(119)	39,881
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	40,000	-	40,000	-	40,000	-	40,000	(123)	39,877
Total		50,000	120,000	140,000	310,000	50,000	80,000	180,000	310,000	(511)	309,489

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	105

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of September 30, 2014 and December 31, 2013 is detailed as follows:

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.30%	6.13%
93.007.000-9	SQM S.A	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	3.95%	4.00%
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.05%	4.90%
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	2.86%	3.30%
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.61%	3.80%

Nominal non-current maturities
9/30/2014
Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

ThUS$200,000	200,000	-	-	-	-	200,000
ThUS$250,000	-	-	-	-	250,000	250,000
ThUS$300,000	-	-	-	-	300,000	300,000
C	6,050	6,050	6,050	6,050	45,374	69,574
H	-	-	-	-	161,330	161,330
M	-	40,332	-	-	-	40,332
O	-	-	-	-	60,499	60,499
Total	206,050	46,382	6,050	6,050	817,203	1,081,735

	Non-current maturities 9/30/2014
Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$	Bond issuance costs ThUS$	Total ThUS$

ThUS$200,000	200,000	-	-	-	-	200,000	(146)	199,854
ThUS$250,000	-	-	-	-	250,000	250,000	(1,751)	248,249
ThUS$300,000	-	-	-	-	300,000	300,000	(4,609)	295,391
C	6,050	6,050	6,050	6,050	45,374	69,574	(1,081)	68,493
H	-	-	-	-	161,330	161,330	(1,984)	159,346
M	-	40,332	-	-	-	40,332	(187)	40,145
O	-	-	-	-	60,499	60,499	(1,163)	59,336
Total	206,050	46,382	6,050	6,050	817,203	1,081,735	(10,921)	1,070,814

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	106

Notes to the Consolidated Financial Statements as of September 30, 2014 (Unaudited)

Nota 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Unsecured interest-bearing liabilities, non-current, continued

As of September 30, 2014 and December 31, 2013, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

Debtor							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Adjustment unit of the bond	Payment of interest	Repayment	Effective rate	Nominal rate

93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.87%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.44%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.10%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.62%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.95%	3.80%

Nominal non-current maturities
12/31/2013
Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

ThUS$200,000	-	200,000	-	-	-	200,000
ThUS$250,000	-	-	-	-	250,000	250,000
ThUS$300,000	-	-	-	-	300,000	300,000
C	6,665	6,665	6,665	6,665	53,318	79,978
H	-	-	-	-	177,729	177,729
M	-	-	44,432	-	-	44,432
O	-	-	-	-	66,648	66,648
Total	6,665	206,665	51,097	6,665	847,695	1,118,787

	Non-current maturities 12/31/2013
Series	Over 1 year to 2 ThUS$	Over 2 years to 3 ThUS$	Over 3 Years to 4 ThUS$	Over 4 Years to 5 ThUS$	Over 5 years ThUS$	Total ThUS$	Bond issuance costs ThUS$	Total ThUS$

ThUS$200,000	-	200,000	-	-	-	200,000	(366)	199,634
ThUS$250,000	-	-	-	-	250,000	250,000	(2,039)	247,961
ThUS$300,000	-	-	-	-	300,000	300,000	(5,068)	294,932
C	6,665	6,665	6,665	6,665	53,318	79,978	(1,228)	78,750
H	-	-	-	-	177,729	177,729	(2,088)	175,641
M	-	-	44,432	-	-	44,432	(288)	44,144
O	-	-	-	-	66,648	66,648	(1,214)	65,434
Total	6,665	206,665	51,097	6,665	847,695	1,118,787	(12,291)	1,106,496

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	107

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 30th of September 2014 and the 31st of December 2013, short term bonds of MUS$ 24,683 and MUS$ 227,652 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,070,814 on the 30 September 2014 and MUS$1,106,496 on the 31st December 2013, corresponding to the issuance of series C bonds, Single series bonds (ThUS$ 200), series H bonds second issue single series bonds (ThUS$ 250), series M bonds, series O bonds and third issue single series bonds (ThUS$ 300), excluding debt issue costs.

As of September 30, 2014 and December 31, 2013, the details of each issuance are as follows

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of September 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series C bonds:

Payments made	9/30/2014	12/31/2013
	ThUS$	ThUS$
Principal	3,332	6,858
Interest payment	1,678	4,004

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of September 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	9/30/2014 ThUS$	12/31/2013 ThUS$
Payments of interest	6,125	12,250

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	108

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January, 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of September 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	9/30/2014 ThUS$	12/31/2013 ThUS$
Payment of principal of Series G bonds	39,713	-
Payments of interest, Series G bonds	1,366	2,845
Payments of interest, Series H bonds	8,496	8,565

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of September 30, 2014 and December 31, 2013, the Company has made the following payments with a charge to the Series J and I bonds:

Payments made	9/30/2014 ThUS$	12/31/2013 ThUS$
Payments of principal Series J bonds	94,454	-
Payment of interest, Series J bonds	2,563	5,879
Payments of principal Series I bonds	64,083	-
Payment of interest, Series I bonds	1,206	2,100

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	109

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.4          Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of September 30, 2014 and December 31, 2013, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	9/30/2014	12/31/2013
	ThUS$	ThUS$
Interest payment	6,875	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of September 30, 2014, and December 31, 2013 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	9/30/2014	12/31/2013
	ThUS$	ThUS$
Payment of interest, Series M bonds	1,380	765
Payment of interest, Series O bonds	2,381	1,320

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued in the United States a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of September 30, 2014 and December 31, 2013, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	9/30/2014	12/31/2013
	ThUS$	ThUS$
Payment of interest	5,438	5,438

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	110

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.5          Trade and other payables

	9/30/2014			12/31/2013
		Non-			Non-
	Current	current	Total	Current	current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	164,966	-	164,966	150,322	-	150,322
Deferred income	-	-	-	-	-	-
Retained (or accrued)	181	-	181	638	-	638
Total	165,147	-	165,147	150,960	-	150,960

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2014, the Company has purchase orders amounting to ThUS$16,435 (ThUS$29,395 as of December 31, 2013).

10.6         Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

		Effect on profit		Effect on profit
Financial liabilities at fair value through		or loss as of		or loss as of
profit or loss	9/30/2014	9/30/2014	12/31/2013	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	-	-	423	5,100
Derivative instruments (options)	-	-	665	1,827
Derivative instruments (IRS)	985	574	1,339	251
	985	574	2,427	7,178

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of September 30, 2014, including derivates, received during the year.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	111

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.7          Financial asset and liability categories

a)          Financial Assets

	9/30/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	507,5767	-	507,567	431,883	-	431,883
Investments held-to-maturity measured at amortized cost	-	66	66	-	95	95
Loans and receivables measured at amortized cost	408,153	2,347	410,500	330,992	1,282	332,274
Total financial assets measured at amortized cost	915,720	2,413	918,133	762,875	1,377	764,252

Financial assets at fair value through profit or loss	27,439	-	27,439	3,283	-	3,283
Financial assets at fair value through other comprehensive income	-	-	-	25,007	-	25,007
Total financial assets at fair value	27,439	-	27,439	28,290	-	28,290
Total financial assets	943,159	2,413	945,572	791,165	1,377	792,542

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	112

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.7 Financial asset and liability categories (continued)

b)          Financial liabilities

	9/30/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	1,792	30,190	31,982	2,427	1,405	3,832
Financial liabilities at fair value through profit or loss	1,792	30,190	31,982	2,427	1,405	3,832

Financial liabilities measured at amortized cost	350,656	1,360,548	1,711,204	549,959	1,415,985	1,965,944
Total financial liabilities measured at amortized cost	350,656	1,360,548	1,711,204	549,959	1,415,985	1,965,944
Total financial liabilities	352,448	1,390,738	1,743,186	552,386	1,417,390	1,969,776

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	113

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.8         Fair Value Measurement of Assets and Liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (USD) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (USD), credits denominated in foreign currency (USD).

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	114

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.9         Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of September 30, 2014 and December 31, 2013, assets pledged as guarantees are as follows:

Restricted cash	9/30/2014	12/31/2013
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	685	708
Total	685	708

10.10         Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	115

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.10       Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	9/30/2014		12/31/2013
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	295,255	295,255	476,622	476,622
Current trade and other receivables	408,153	408,153	330,992	330,992
Other financial assets, current:
- Time deposits	507,567	507,567	431,883	431,883
- Derivative instruments	27,439	27,439	3,283	3,283
- Current hedging assets	-	-	25,007	25,007
Total other current financial assets	535,006	535,006	460,173	460,173
Non-Current Trade Receivables	2,347	2,347	1,282	1,282
Other non-current financial assets:	66	66	95	95
Other non-current financial assets:	66	66	95	95
Other financial liabilities, current:
- Bank loans	160,825	160,825	171,347	171,347
- Derivative instruments	709	709	1,088	1,088
- Hedging liabilities	1,083	1,083	1,339	1,339
- Unsecured obligations	24,684	24,684	227,652	227,652
Other financial liabilities, current	187,301	187,301	401,426	401,426
Current and non-current accounts payable	165,147	165,147	150,960	150,960
Other non-current financial liabilities:
- Bank loans	289,734	323,103	309,489	324,246
- Unsecured obligations	1,070,814	1,076,616	1,106,496	1,077,049
- Non-current hedging liabilities	30,190	30,190	1,405	1,405
Other non-current financial liabilities:	1,390,738	1,429,909	1,417,390	1,402,700

Fair value hierarchy

Fair value hierarchies are as follows:

-	Level 1: When only quoted (unadjusted) prices have been used in active markets.

-	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

-	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments, bank loans, and unsecurable obligations are level 2 fair value instruments based on discounted cash flows using market based rates as of year-end.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	116

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 10 - Financial instruments (continued)

10.11         Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	117

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 11 – Equity-accounted investees

11.1          Investments in associates recognized according to the equity method of accounting

As of September 30, 2014 and December 31, 2013, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

							Share on total other
					Share on other comprehensive		comprehensive income of
			Share on profit (loss) of associates		income of associates and joint		associates and joint ventures
			and joint ventures accounted for		ventures accounted for using the		accounted for using the equity
Associates	Equity-accounted investees		using the equity method		equity method, net of tax		method
	9/30/2014	12/31/2013	9/30/204	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	1,190	1,649	612	1,005	-	-	612	1,005
Abu Dhabi Fertilizer Industries WWL	13,215	11,453	1,768	1,596	-	-	1,768	1,596
Doktor Tarsa Tarim Sanayi AS	18,810	15,193	3,860	2,192	-	-	3,860	2,192
Ajay North America	12,712	13,125	4,916	7,919	-	-	4,916	7,919
Ajay Europe SARL	6,929	7,924	1,986	3,825	(21)	-	1,965	3,825
SQM Eastmed Turkey	130	142	-	132	-	-	-	132
Charlee SQM Thailand Co, Ltd,	1,750	1,589	47	237	-	-	47	237
Total	54,736	51,075	13,189	16,906	(21)	-	13,168	16,916

				Share of
	Description of the nature of		Country of	ownership in	Dividends received
Associate	the relationship	Domicile	incorporation	associates	9/30/2014	12/31/2013
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	835	892
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	50%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	5,949	10,437
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	2,839	5,093
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	118

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 11 – Equity-accounted investees (continued)

11.2          Assets, liabilities, revenue and expenses of associates

	9/30/2014				9/30/2014
						Gain (loss)
	Assets		Liabilities			from	Other
		Non-		Non-		continuing	comprehensive	Comprehensive
	Current	current	Current	current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda,	3,457	303	1,356	24	8,571	1,225	-	1,225
Abu Dhabi Fertilizer Industries WWL	29,572	2,688	5,830	-	38,784	3,537	-	3,537
Doktor Tarsa Tarim Sanayi AS	85,192	7,690	55,123	139	69,076	7,719	-	7,719
Ajay North America	22,740	10,116	6,912	-	48,770	10,032	-	10,032
Ajay Europe SARL	17,006	2,284	5,433	-	41,767	3,972	(42)	3,930
SQM Eastmed Turkey	136	278	154	-	-	-	-	-
Charlee SQM Thailand Co. Ltd.	8,898	647	5,168	-	6,005	117	-	117
Total	167,001	24,006	79,976	163	212,973	26,602	(42)	26,560

	12/31/2013				12/31/2013
						Gain (loss)
	Assets		Liabilities			from	Other
		Non-		Non-		continuing	comprehensive	Comprehensive
	Current	current	Current	current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda,	4,519	309	1,512	18	14,370	2,009	-	2,009
Abu Dhabi Fertilizer Industries WWL	26,645	2,321	6,059	-	44,689	3,192	-	3,192
Doktor Tarsa Tarim Sanayi AS	67,603	6,563	37,696	6,082	73,905	4,385	-	4,385
Ajay North America	23,728	9,289	6,230	-	72,297	16,161	-	16,161
Ajay Europe SARL	22,247	2,370	8,770	-	67,361	7,649	-	7,649
SQM Eastmed Turkey	149	305	169	-	139	265	-	265
Charlee SQM Thailand Co. Ltd.	6,104	572	2,706	-	19,179	593	-	593
Total	150,995	21,729	63,142	6,100	291,940	34,254	-	34,254

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	119

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 11 – Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments not accounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of September 30, 2014 and December 31, 2013.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	120

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 12 - Joint Ventures

12.1	Policy for the accounting for equity accounted investment in joint ventures

The method for the recognition of joint ventures in which participation is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2014

During 2Q 2014, SQM Industrial S.A. received a reimbursement of capital amounting to ThUS$2,011 from SQM Vitas Fzco, resulting in a decrease capital, and maintaining the interest in this Company.

b)	Operations conducted in 2013

As of December 31, there are no changes in the breakdown of interests in joint ventures.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	121

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	9/30/2014	12/31/2013
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Southern Africa Pty	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	122

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltd.	12,686	11,504	(289)	255	(2)	13	(291)	267
Coromandel SQM India	617	801	36	90	-	-	36	89
SQM Vitas Fzco.	13,386	12,762	2,557	1,807	(207)	(339)	2,350	1,467
SQM Star Qingdao Crop Nutrition Co.Ltd.	1,903	1,475	428	396	-	-	428	395
SQM Vitas Holland	974	(599)	(299)	-	-	-	(299)	(667)
	29,566	25,943	2,433	2,548	(209)	(326)	2,224	1,551

The following companies are subsidiaries of SQM Vitas Fzco.

	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil	6,136	4,747	931	2,538	-	-	466	1,152
SQM Vitas Peru	5,467	4,314	704	(224)	-	-	353	93
SQM Vitas Southern Africa	587	1,096	(519)	55	-	-	(260)	102
SQM Vitas Spain	1,090	-	(761)	-	-	-	144	(177)
SQM Vitas Plantacote B,V,	417	-	265	-	-	-	(382)	(385)
Total	13,697	10,157	620	2,369	-	-	321	785

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	123

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 12 - Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures:

9/30/2014
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	49,990	8,917	33,536	-	42,847	(578)	(4)	(582)
Coromandel SQM India	4,943	1,150	4,789	70	1,838	71	-	71
SQM Vitas Fzco,	15,017	15,131	3,376	-	20,235	5,115	(413)	4,702
SQM Star Qingdao Crop Nutrition Co, Ltd.	4,442	202	833	5	7,521	856	-	856
SQM Vitas Brazil	33,977	9,383	37,224	-	57,600	932	-	932
SQM Vitas Peru	21,240	2,653	18,426	-	28,845	705	-	705
SQM Vitas Southern Africa	4,805	721	4,939	-	12,261	(520)	-	(520)
SQM Vitas Spain	1,752	827	1,489	-	9,280	288	-	288
SQM Vitas Holland	495	1,507	54	-	-	(598)	-	(598)
SQM Vitas Plantacote B,V,	1,469	5,724	6,776	-	3,012	(763)	-	(763)
Total	138,130	46,215	111,442	75	183,439	5,508	(417)	5,091

12/31/2013
	Assets		Liabilities			Gain (loss) from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	68,241	9,414	54,650	-	41,744	509	26	535
Coromandel SQM India	4,545	1,158	4,037	63	7,842	179	-	179
SQM Vitas Fzco.	12,790	13,772	1,039	-	18,779	3,614	(679)	2,935
SQM Star Qingdao Crop Nutrition Co. Ltd.	3,570	228	838	10	7,649	791	-	791
SQM Vitas Brazil	31,243	7,158	25,615	8,039	87,927	2,305	-	2,305
SQM Vitas Peru	21,481	1,722	18,890	-	35,267	185	-	185
SQM Vitas Southern Africa	5,164	829	4,896	-	21,234	204	-	204
SQM Vitas Spain	1,318	949	2,492	-	1,854	(355)	-	(355)
SQM Vitas Holland	95	-	316	977	-	(1,335)	-	(1,335)
SQM Vitas Plantacote B.V.	1,323	6,548	8,623	-	2,157	(770)	-	(770)
Total	149,770	41,778	121,396	9,089	224,453	5,327	(653)	4,674

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	124

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 12 - Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	183	8,049	-	7,660	-	-
Coromandel SQM India	204	197	1,023	880	-	-
SQM Vitas Fzco.	7,343	10,605	-	-	-	-
SQM Star Qingdao Crop Nutrition Co.. Ltd.	2,608	1,988	-	-	-	-
SQM Vitas Brazil	692	854	8,342	-	-	8,600
SQM Vitas Peru	1,052	1,166	-	-	-	-
SQM Vitas Southern Africa	927	351	496	-	-	-
SQM Vitas Spain	98	310	-	-		-
SQM Vitas Holland	495	26	-	-	-	-
SQM Vitas Plantacote B.V.	485	109	4,275	5,567	-	-
Total	14,087	23,655	14,136	14,107	-	8,600

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	(509)	(549)	(700)	(813)	157	(12)
Coromandel SQM India	(26)	(2)	-	(87)	(34)	(92)
SQM Vitas Fzco.	(770)	(1,001)	(22)	(16)	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	(44)	(71)	(1)	-	(286)	(242)
SQM Vitas Brazil	(318)	(328)	(924)	(931)	(24)	-
SQM Vitas Peru	(103)	(82)	(40)	(445)	-	91
SQM Vitas Southern Africa	(62)	(67)	(22)	(104)	-	-
SQM Vitas Spain	(87)	-	(15)	(14)	-	-
SQM Vitas Holland	-	-	(5)	(2)	-	-
SQM Vitas Plantacote B.V.	(2)	-	(237)	(176)	-	-
Total	(1,921)	(2,100)	(1,966)	(2,588)	(187)	(255)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	125

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 13 - Intangible assets and goodwill

13.1	Balances

	9/30/2014	12/31/2013
	ThUS$	ThUS$

Intangible assets other than goodwill	104,050	104,363
Goodwill	38,388	38,388

Total	142,438	142,751

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of September 30, 2014 and December 31, 2013 are detailed as follows:

		9/30/2014
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	9,374	(7,392)	1,982
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,528	(927)	601
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,386	-	97,386
Other intangible assets	Indefinite	4,081	-	4,081
Intangible assets other than goodwill		116,190	(12,140)	104,050

Goodwill	Indefinite	38,388	-	38,388

Total intangible assets and goodwill		154,578	(12,140)	142,438

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	126

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2013
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	5,342	(3,146)	2,196
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,576	(882)	694
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,392	-	97,392
Other intangible assets	Indefinite	4,081	-	4,081
Intangible assets other than goodwill		112,212	(7,849)	104,363

Goodwill	Indefinite	38,388	-	38,388

Total intangible assets and goodwill		150,600	(7,849)	142,751

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	127

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	128

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of September 30, 2014:

Movements in identifiable intangible assets, gross	Trademarks ThUS$	Software ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Other intangible assets ThUS$	Goodwill ThUS$	Identifiable intangible assets ThUS$

Opening balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600
Additions	-	764	-	-	-	-	764
Other increases (decreases)	-	3,268	(48)	(6)	-	-	3,214

Final balance	3,821	9,374	1,528	97,386	4,081	38,388	154,578

Movements in identifiable intangible assets, accumulated amortization	Trademarks ThUS$	Software ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Other intangible assets ThUS$	Goodwill ThUS$	Identifiable intangible assets ThUS$

Opening balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)
Additions	-	-	-	-	-	-	-
Amortization	-	(1,019)	(61)	-	-	-	(1,080)
Other increases (decreases)	-	(3,227)	16	-	-	-	(3,211)

Final balance	(3,821)	(7,392)	(927)	-	-	-	(12,140)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	129

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of September 30, 2014, continued

Movements in identifiable intangible assets, net	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	764	-	-	-	-	764
Amortization	-	(1,019)	(61)	-	-	-	(1,080)
Other increases (decreases)	-	41	(32)	(6)	-	-	3

Final balance	-	1,982	601	97,386	4,081	38,388	142,438

g)	Movements in identifiable intangible assets as of December 31, 2013:

Movements in identifiable intangible assets, gross	Trademarks ThUS$	Software ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Other intangible assets ThUS$	Goodwill ThUS$	Identifiable intangible assets ThUS$

Opening balance	3,821	3,446	5,340	93,996	1,360	38,388	146,351
Additions		1,576	377	3,396	2,721	-	8,070
Other increases (decreases)		320	(4,141)	-	-	-	(3,821)

Final balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	130

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2013, continued

Movements in identifiable intangible assets, accumulated amortization	Trademarks ThUS$	Software ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way ThUS$	Other intangible assets ThUS$	Goodwill ThUS$	Identifiable intangible assets ThUS$

Opening balance	(3,821)	(1,796)	(4,962)	-	-	-	(10,579)
Additions		-	-	-	-	-	-
Amortization		(1,019)	(61)				(1,080)
Other increases (decreases)		(331)	4,141	-	-	-	3,810

Final balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)

Movements in identifiable intangible assets, net	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,650	378	93.996	1.360	38.388	135.772
Additions		1.576	377	3.396	2.721	-	8.070
Amortization		(1.019)	(61)	-	-	-	(1,080)
Other increases (decreases)		(11)	-	-	-	-	(11)

Final balance	-	2,196	694	97,392	4,081	38,388	142,751

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	131

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment

As of September 30, 2014 and December 31, 2013, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	9/30/2014	12/31/2013
	ThUS$	ThUS$
Property, plant and equipment, net

Land	34,544	33,812
Buildings	207,766	190,529
Machinery	350,496	465,327
Transport equipment	92,084	105,979
Furniture and fixtures	8,536	9,534
Office equipment	6,310	6,062
Constructions in progress	388,746	415,740
Other property, plant and equipment (1)	841,275	827,394
Total	1,929,757	2,054,377

Property, plant and equipment, gross

Land	34,544	33,812
Buildings	379,651	364,695
Machinery	1,139,225	1,179,860
Transport equipment	261,268	263,268
Furniture and fixtures	30,815	27,575
Office equipment	33,956	39,142
Constructions in progress	388,746	415,740
Other property, plant and equipment	1,616,055	1,506,708
Total	3,884,260	3,830,800

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	132

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.1	Types of property, plant and equipment, continued

	9/30/2014	12/31/2013
	ThUS$	ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	171,885	174,166
Accumulated depreciation and value impairment of machinery	788,729	714,533
Accumulated depreciation and value impairment of transport equipment	169,184	157,289
Accumulated depreciation and value impairment of furniture and fixtures	22,279	18,041
Accumulated depreciation and value impairment of office equipment	27,646	33,080
Accumulated depreciation and value impairment of other property, plant and equipment	774,780	679,314
Total	1,954,503	1,776,423

(1)	The detail of other property, plant and equipment is as follows:

Other property, plant and equipment, net	9/30/2014	12/31/2013
	ThUS$	ThUS$
Conveyor belt	53,931	53,783
Tank (TK)	35,897	25,781
Geomembrane / liner	148,896	169,255
Electric facilities	35,775	21,889
Lights	22,526	28,748
Other constructions	62,442	62,390
Piping	24,878	22,499
Pool	163,807	181,844
Well (water)	51,068	39,963
Pipes / HD lines	123,444	101,886
Railroad track	21,786	21,628
Other property, plant and equipment	96,825	97,728
Total	841,275	827,394

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	133

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of September 30, 2014 and December 31, 2013:

Reconciliation entries of changes in property, plant and equipment by type as of September 30, 2014, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800

Changes
Additions	-	72	232	-	71	1,426	91,486	364	93,651
Divestitures	-	-	(88)	(85)	(86)	(58)	(1,747)	-	(2,064)
Increase(decrease) in foreign currency exchange	(80)	(2)	(52)	(31)	-	(56)	8	(178)	(391)
Reclassification	812	14,886	(40,724)	(1,869)	3,253	(6,454)	(84,021)	114,117	-
Other increases (decreases) (*)	-	-	(3)	(15)	2	(44)	(32,720)	(4,956)	(37,736)

Total changes	732	14,956	(40,635)	(2,000)	3,240	(5,186)	(26,994)	109,347	53,460

Final balance	34,544	379,651	1,139,225	261,268	30,815	33,956	388,746	1,616,055	3,884,260

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	134

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of September 30, 2014 and December 31, 2013:

Reconciliation entries of changes in property, plant and equipment by type as of September 30, 2014, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)

Changes
Additions	-	-	-	-	-	-	-	-	-
Divestitures	-	-	10	55	16	131	-	-	212
Depreciation expense	-	(13,095)	(70,576)	(18,877)	(1,984)	(1,571)	-	(75,471)	(181,574)
Increase(decrease) in foreign currency exchange	-	1	37	16	-	23	-	19	96
Reclassification	-	15,375	(3,666)	6,899	(2,269)	6,815	-	(23,154)	-
Other increases (decreases) (*)	-	-	(1)	12	(1)	36	-	3,140	3,186

Total changes	-	2,281	(74,196)	(11,895)	(4,238)	5,434	-	(95,466)	(178,080)

Final balance	-	(171,885)	(788,729)	(169,184)	(22,279)	(27,646)	-	(774,780)	(1,954,503)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	135

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of September 30, 2014 and December 31, 2013:

Reconciliation entries of changes in property, plant and equipment by type as of September 30, 2014, net	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377

Changes
Additions	-	72	232	-	71	1,426	91,486	364	93,651
Divestitures	-	-	(78)	(30)	(70)	73	(1,747)	-	(1,852)
Depreciation expense	-	(13,095)	(70,576)	(18,877)	(1,984)	(1,571)	-	(75,471)	(181,574)
Increase(decrease) in foreign currency exchange	(80)	(1)	(15)	(15)	-	(33)	8	(159)	(295)
Reclassification	812	30,261	(44,390)	5,030	984	361	(84,021)	90,963	-
Other increases (decreases) (*)	-	-	(4)	(3)	1	(8)	(32,720)	(1,816)	(34,550)

Total changes	732	17,237	(114,831)	(13,895)	(998)	248	(26,994)	13,881	(124,620)

Final balance	34,544	207,766	350,496	92,084	8,536	6,310	388,746	841,275	1,929,757

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	136

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of September 30, 2014 and December 31, 2013, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,320	329,397	1,065,641	224,462	22,665	36,215	423,184	1,336,991	3,471,875

Changes
Additions	778	47	2,100	3	60	835	416,471	3,327	423,621
Divestitures	-	(38)	(521)	(35)	-	(2)	(5,045)	(24)	(5,665)
Increase(decrease) in foreign currency exchange	(36)	(8)	(39)	(24)	-	(43)	-	(98)	(248)
Reclassification	-	35,700	115,281	38,847	4,874	2,154	(366,516)	169,660	-
Other increases (decreases) (*)	(250)	(403)	(2,602)	15	(24)	(17)	(52,354)	(3,148)	(58,783)

Total changes	492	35,298	114,219	38,806	4,910	2,927	(7,444)	169,717	358,925

Final balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	137

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of September 30, 2014 and December 31, 2013, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(159,666)	(627,310)	(135,508)	(15,929)	(30,966)	-	(589,947)	(1,559,326)

Changes
Additions	-	-	-	-	-	10	-	-	10
Divestitures	-	24	472	-	-	2	-	-	498
Depreciation expense	-	(14,520)	(87,989)	(21,787)	(2,112)	(2,055)	-	(88,358)	(216,821)
Increase(decrease) in foreign currency exchange	-	(4)	27	9	-	7	-	12	51
Reclassification	-	-	-	(2)	-	2	-	-	-
Other increases (decreases) (*)	-	-	267	(1)	-	(80)	-	(1,021)	(835)

Total changes	-	(14,500)	(87,223)	(21,781)	(2,112)	(2,114)	-	(89,367)	(217,097)

Final balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	138

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of September 30, 2014 and December 31, 2013, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2013, net	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,320	169,731	438,331	88,954	6,736	5,249	423,184	747,044	1,912,549

Changes
Additions	778	47	2,100	3	60	845	416,471	3,327	423,631
Divestitures	—	(14)	(49)	(35)	—	—	(5,045)	(24)	(5,167)
Depreciation expense	—	(14,520)	(87,989)	(21,787)	(2,112)	(2,055)	—	(88,358)	(216,821)
Increase(decrease) in foreign currency exchange	(36)	(12)	(12)	(15)	—	(36)	—	(86)	(197)
Reclassification	—	35,700	115,281	38,845	4,874	2,156	(366,516)	169,660	—
Other increases (decreases) (*)	(250)	(403)	(2,335)	14	(24)	(97)	(52,354)	(4,169)	(59,618)

Total changes	492	20,798	26,996	17,025	2,798	813	(7,444)	80,350	141,828

Final balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	139

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$6,324 as of September 30, 2014 and ThUS$ 17,232 as of December 31, 2013.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2013, certain assets have suffered impairment for which a provision has been recognized for an amount of ThUS$10,085. As of September 30, 2014, no impairment adjustments were generated.

14.6	Reclassifications

For comparative purposes, the Company reclassified the balances in the caption land in property, plant and equipment to intangible assets of ThUS$ 75,740, related to mining concessions that SQM has acquired from third parties, which have been recognized at acquisition cost and are amortized as the related sector is operated on the basis of the estimated tons that will be extracted.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	140

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 15 - Employee benefits

15.1	Provisions for employee benefits

	9/30/2014	12/31/2013
Classes of benefits and expenses by employee	ThUS$	ThUS$

Current
Profit sharing and bonuses	20,704	25,236
Total	20,704	25,236

Non-current
Profit sharing and bonuses	830	277
Severance indemnity payments	29,611	32,137
Total	30,441	32,414

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	141

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 15 Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	142

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	9/30/2014	12/31/2013
Staff severance indemnities at actuarial value	ThUS$	ThUS$

Staff severance indemnities, Chile	28,958	31,470
Other obligations in companies elsewhere	653	667
Total other non-current liabilities	29,611	32,137

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	143

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees a pension plan until 2002 called “SQM North America Retirement Income Plan”, which obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of September 30, 2014 and December 31, 2013, severance indemnities calculated at the actuarial value are as follows:

	2014 ThUS$	2013 ThUS$
Opening balance	(32,137)	(34,431)
Current cost of service	(1,446)	(107)
Interest cost	(1,539)	(2,248)
Actuarial gain/loss	1,019	(127)
Exchange rate difference	3,870	2,946
Benefits paid during the year	622	1,830
Balance	(29,611)	(32,137)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	144

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities, continued

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	9/30/2014	12/31/2013

Mortality rate	RV - 2009	RV - 2009
Actual annual interest rate	6%	6%
Voluntary retirement rotation rate:
Men	1.71%	0.9%	annual
Women	1.96%	1.53%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Note 16 - Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 10 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	145

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of September 30, 2014 and December 31, 2013 are the following:

Movement for the period	2014	2013
In effect as of January 1	1,536,000	2,200,500
Granted during the fiscal year	-	45,000
Redundant workers	-	(187,500)
Exercised during the fiscal year	-	-
Changes in benefit plan	-	(522,000)
In circulation	1,536,000	1,536,000
Average contractual life	19 months	27 months
Executives	10	10

The amounts accrued by the plan, as of September 30, 2014 and December 31, 2013, amount to:

Effect on profit or loss	2014 ThUS$	2013 ThUS$
Effect on profit or loss	(554)	8,200

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 30 Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be the first of January 2016, 2017 and 2018.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	146

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, with the latter being the value between US$28 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee, will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of September 30, 2014 and December 31, 2013 are the following:

Movement for the period	2014	2013
In effect as of January 1	450,000	450,000
Redundant workers	60,000	-
In circulation	390,000	450,000
Average weighted contractual life	39 months	48 months
Executives	26	30

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	147

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can only be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level in 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, to oversight the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 4 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	9/30/2014	12/31/2013	Description (1)	Calculation (1)
Net Financial Debt MUS$	747,779	882,020	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.79	3.40	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.25	0.27	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	13.02%	19.5%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	13.7%	16.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	1.00	0.96	Total Liability on Equity	Total Liabilities / Total Equity
			(1) Assumes the absolute value of the accounting records

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	148

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as: work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1) A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2) An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of September 30, 2014 and December 31, 2013, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	149

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	9/30/2014		12/31/2013
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of September 30, 2014 and December 31, 2013, the Company has not placed any new issuances of shares on the market.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	150

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of September 30, 2014 and December 31, 2014, this caption comprises the following:

	9/30/2014 ThUS$	12/31/2013 ThUS$
Reserve for currency exchange conversion	(5,872)	(3,817)
Reserve for cash flow hedges	1,664	(3,766)
Reserve for actuarial gains or losses in defined benefit plans	(1,231)	(1,231)
Other reserves	(1,677)	(1,677)

Total other reserves	(7,116)	(10,491)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate, when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2014 and 2013.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	151

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2014 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2014.

-	Distribution and payment, if possible during 2014, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2014 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2014, which are reflected in the Company’s financial statements as of September 30, 2014.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2014 commercial year in up to two installments, which will have to be effectively paid and distributed prior to September 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2014 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	152

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

On July 7, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders agreed to partially modify the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”. This was informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014 with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share. This will be distributed during the course of 2014 with a charge to retained earnings and, if applicable, it will be paid in its equivalent amount in Chilean pesos per “Observed US Dollar” exchange rate or “US Dollar” exchange rate, as published in the Official Gazette on such date.

At the Extraordinary Meeting held on June 6, 2014, the following was agreed by simple majority:

1.	To partially amend the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”, informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014, with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share that will be distributed during 2014 and charged to the caption retained earnings.

2.	To call for an Extraordinary Shareholders’ Meeting on Monday July 7, 2014 at 10:00, to communicate and resolve the payment of the aforementioned dividend.

On April 25, 2014, at the 39th General Shareholders' meeting the payment of a final dividend of US$0.88738 per share was agreed in relation to net profit for 2013. US$0.75609 per share was already paid as an interim dividend, and it was agreed that this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$0.13129 per share, is to be paid and distributed among shareholders of the Company who are registered with their respective shareholders’ registry as of the fifth business day prior to the day in which this dividend is to be paid. Such amount, if applicable, is to be paid in its equivalent amount in Chilean pesos per the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on April 25, 2014.

On November 19, 2013, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders, stating from December 12, 2013, a provisional dividend of US$0.75609 per share, equivalent, approximately, to ThUS$199,000 or 49.9% of the net distributable profit for the commercial year 2013, accumulated at September 30 of such year. The above, also, is charged against income of said commercial year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 12, and in its equivalent in Chilean pesos according to the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on December 6, 2013.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	153

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends, continued

On April 25th, 2013, at the 38th ordinary shareholders’ meeting, a definitive dividend payment of US$1.23323 per share was approved, based on the net profit earned during the commercial year 2012. US$0.94986 per share that was already paid as provisional dividend should be discounted from the abovementioned dividend, and the balance, amounting to US$0.28337 per share will paid and distributed in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior the day in which the dividend will be paid. The last amount, if corresponds, will be paid in its equivalent in Chilean pesos according to the value of the “Observed US Dollar” or “US Dollar” that appears published in the Official Gazette on April 25, 2013.

Dividends presented deducted from equity are:

	9/30/2014 ThUS$	12/31/2013 ThUS$
Dividends attributable to owners of the parent	-	203,401
Possible provisional dividend	230,000	-
Dividends payable	111,810	36,583
Total	341,810	239,984

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	154

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

		9/30/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	17,067	3,000	20,067	8,567	3,000	11,567
Restructuring	-	-	-	-	-	-
Provision for dismantling, restoration and rehabilitation cost	-	5,824	5,824	-	5,633	5,633
Other provisions	10,251	-	10,251	9,386	-	9,386
Total	27,318	8,824	36,142	17,953	8,633	26,586

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1) and other litigations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	155

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 18 - Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Description of other provisions	9/30/2014 ThUS$	12/31/2013 ThUS$
Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,339	1,401
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	5,082	4,782
Fine to Brazil	2,500	2,500
Miscellaneous provisions	1,330	703
Total	10,251	9,386
Other long-term provisions
Mine closure	5,824	5,633
Total	5,824	5,633

18.3	Other non-financial liabilities, current

Description of other liabilities	9/30/2014 ThUS$	12/31/2013 ThUS$

Tax withholdings	838	12,334
VAT payable	5,222	2,531
Guarantees received	746	1,000
Accrual for dividend	110,361	36,583
Monthly tax provisional payments	6,894	6,601
Deferred income	37,156	13,475
Withholdings from employees and salaries payable	3,831	4,087
Accrued vacations	16,334	18,652
Other current liabilities	818	90
Total	182,200	95,353

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	156

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 9/30/2014

					Provision for
					dismantling,
Description of items that gave rise to				Onerous	restoration and	Other
variations	Guarantee	Restructuring	Legal complaints	contracts	rehabilitation cost	provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586

Changes in provisions:

Additional provisions	-	-	8,500	-	191	1,099	9,790

Provision used	-	-	-	-	-	(8)	(8)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(226)	(226)

Total provisions, final balance	-	-	20,067	-	5,824	10,251	36,142

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	157

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2013

					Provision for
					dismantling,
Description of items that gave rise to				Onerous	restoration and	Other
variations	Guarantee	Restructuring	Legal complaints	contracts	rehabilitation cost	provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	8,567	-	4,357	12,922	25,846

Changes in provisions:

Additional provisions	-	-	3,000	-	1,276	12,608	16,884

Provision used	-	-	-	-	-	(15,943)	(15,943)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(201)	(201)

Total provisions, final balance	-	-	11,567	-	5,633	9,386	26,586

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	158

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and U.S.A.).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	159

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

3.	Plaintiff		City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court		United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Ninth Court of Appeals revocated the resolution of the District Judge that had invoked the Daubert Doctrine to prevent the declaration in the legal process of a supposed expert from the plaintiff. SQMNA has resorted to writ of certiorari with the US Supreme Court for this to unify the application of the Daubert Doctrine by the Courts of Appeals. This process has been suspended awaiting the resolution of such Supreme Court.
	Nominal value	:	Not possible to determine

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	160

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim filed. Suspended and pending a resolution for the writ of certiorari filed in the Pomona lawsuit.
	Nominal value	:	Not possible to determine

5.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempt to sexual abuse.
	Status	:	Replay to claim.
	Nominal value		ThUS$200

6.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor
	Status	:	Expert analysis
	Nominal value	:	ThMUS$430

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	161

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	E-CL S.A
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	September 2013
	Court	:	Arbitration
	Reason	:	Early termination of the Power Supply Contract entered into on February 12, 1999 (which matures in March 2016), on the basis of the alleged incompliance of a prior sentence between both parties that was resolved in favor of SQM S.A.
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$5,100

8 .	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court of Santiago
	Reason	:	Compensation claim for alleged civil liability under tort as a result of a explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers.
	Status	:	Claim
	Nominal value	:	ThUS$8.200

9.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO)
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014
	Court	:	Arbitral court
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages
	Status	:	Settlement
	Nominal value	:	ThUS$9,000

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	162

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10	Plaintiff	:	Alex Rodrigo Aguilar Martínez
	Defendant	:	Transportes Astudillo Hermanos Limitada y SQM Salar S.A. and its insurers
	Date	:	August 2014
	Court	:	1st Labor Court of Santiago
	Reason	:	Compensation for moral and other damages for alleged responsibilities derived from the accident involving the worker-driver on July 9, 2012 in the operations of SQMS in the Atacama Saltpeter deposit.
	Status	:	Claim
	Nominal value	:	ThUS$750

The Company and its subsidiaries have been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	163

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and for issuance of bonuses in the local and international market, requires the Company complies with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of September 30, 2014, the aforementioned financial indicators are as follows:

Indicator	9/30/2014	12/31/2013
Equity ThUS$	2,264,144	2,432,241
Net Financial Debt/ EBITDA	1.02	1.06
Indebtedness	1.00	0.96
SQM Industrial and SQM Salar debt / Current assets	0.02	0.02

Issuance contracts for bonuses issued abroad require the Company does not merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or United States’ laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) The Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	164

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 15,986 as of September 30, 2014 (ThUS$ 22,885 as of December 31, 2013).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT. SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily. Each of the parties, CORFO and SQMS, have requested the formation of an appropriate arbitration and such processes have not yet began.

CORFO’s total claimed amount is of at least US$8,940,829 - plus interests and expenses. The SQM Salar S.A. v. CORFO, and CORFO v. SQM Salar S.A. lawsuits have been compiled into a single proceeding which is soon to reach the evidence stage. CORFO and SQM waived all appeal procedures against the arbitrator’s sentence. However, it is not possible to rule out the filing of a new appeal against a complaint proceeding or extraordinary appeal arbitration ruling due to incompetence or ultra petita, invoking jurisprudence of the courts of justice indicating that both appeals cannot be waived.

During the first nine months of 2014, income related to products from the Atacama saltpeter deposit represented a 38.7% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium products business lines.

Additionally, during the same period, SQM Salar, a SQM subsidiary which operates plants located in the Atacama saltpeter deposit, sold potassium salts (sylvinite) and moist potassium chloride amounting to ThUS$69,235 to SQM Industrial, a SQM subsidiary, to use as supplies in the production of potassium nitrate.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	165

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of September 30, 2014, the guarantee amounts to ThUS$685.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	166

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.5	Securities obtained from third parties

The main security received from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$14,041 and ThUS$14,178 on September 30, 2014 and December 31, 2013 respectively; which is detailed as follows:

Grantor	Relationship	9/30/2014 ThUS$	12/31/203 ThUS$
Agrícola Lobert Ltda.	Unrelated third party	972	1,271
Agroc Patricio Bornand L. Eirl	Unrelated third party	343	392
Agrocomercial Bornand Ltda.	Unrelated third party	-	344
Agroindustrial Orzonaga Ltda.	Unrelated third party	-	133
Bernardo Guzman Schmidt	Unrelated third party	122	139
Bioleche Comercial Ltda.	Unrelated third party	1,479	3,431
Comercial Agrosal Ltda.	Unrelated third party	101	116
Contador Frutos S.A.	Unrelated third party	1,569	1,447
Llanos Y Wannes Soc. Com. Ltda	Unrelated third party	5,405	953
Dante Hauri Gomez	Unrelated third party	110	126
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	119	136
Hortofruticola La Serena	Unrelated third party	283	323
Jose Antonio Gonzalez	Unrelated third party	-	118
Johannes Epple Davanzo	Unrelated third party	485	935
Juan Luis Gaete Chesta	Unrelated third party	269	425
Lemp Martin Julian	Unrelated third party	108	124
Neyib Farran Y Cia. Ltda.	Unrelated third party	117	133
Patricio Meneses Saglieto	Unrelated third party	-	953
Sebastian Urrutia Araya	Unrelated third party	116	116
Soc.Agr. Huifquenco Cia Ltda.	Unrelated third party	103	117
Soc. Agrocom. Julio Polanco	Unrelated third party	116	132
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	1,789
Vicente Oyarce Castro	Unrelated third party	224	525
Total		14,041	14,178

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	167

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the
Creditor of the guarantee			Type of	financial statements
	Name	Relationship	guarantee	9/30/2014	12/31/2013
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	168

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees, continued

The bonds which disclose a balance as of September 30, 2014 and December 31, 2013 are detailed below:

	Debtor		Type of	Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	9/30/2014	12/31/2013
				ThUS$	ThUS$
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	50,189
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,306	50,139
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,240	40,120
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,175	50,014
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,229	50,108

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	169

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 20 - Revenue

As of September 30, 2014 and 2013, revenue is detailed as follows:

Types of revenue	January to September		July to September
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

Sales of goods	1,516,936	1,702,923	464,425	518,288
Provision of services	5,862	8,007	2,000	2,786
Total	1,522,798	1,710,930	466,425	521,074

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	9/30/2014 ThUS$	9/30/2013 ThUS$

Earnings (losses) attributable to owners of the parent	218,416	398,139

	9/30/2014 Units	12/31/2013 Units
Number of common shares in circulation	263,196,524	263,196,524

	9/30/2014	9/30/2013

Basic earnings per share (US$ per share)	0.8299	1.5127

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	170

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 22 - Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of September 30, 2014, total interest expenses incurred amount to ThUS$45,673 (ThUS$44,082 as of September 30, 2013).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	9/30/2014	9/30/2013

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%

Amount of costs for interest capitalized in ThUS$	6,324	13,015

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	171

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 23 - Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	9/30/2014 ThUS$	9/30/2013 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(12,051)	(11,343)
Conversion foreign exchange reserves attributable to the owners of the controlling entity	(2,055)	(2,873)

Conversion foreign exchange reserves attributable to the non-controlling entity	(83)	(52)

b)	Reserves for foreign currency exchange differences:

As of September 30, 2014, and December 31, 2013, foreign currency exchange differences are detailed as follows:

Detail	9/30/2014 ThUS$	12/31/2013 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	2	22
Proinsa Ltda.	1	16
Comercial Agrorama Ltda.	32	36
Isapre Norte Grande Ltda.	(63)	15
Almacenes y Depósitos Ltda.	18	69
Sales de Magnesio Ltda.	(17)	103
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(7)	9
Agrorama S.A.	(29)	(16)
Doktor Tarsa	(3,848)	(3,647)
SQM Vitas Fzco	(826)	(657)
Ajay Europe	(810)	146
SQM Eastmed Turkey	(55)	(42)
Charlee SQM (Thailand) Co. Ltd.	(109)	(129)
Coromandel SQM India	(202)	(231)
SQM Italia SRL	(33)	89
SQM Oceanía Pty Ltd.	(935)	(619)
SQM Indonesia S.A.	(46)	15
Abu Dhabi Fertillizers Industries WWL.	24	-
SQM Vitas Holland	52	-
SQM Thailand Limited	(25)	-
Total	(5,872)	(3,817)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	172

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 23 - Effect of fluctuations on foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	173

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of September 30, 2014 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$11,579 and are detailed as follows:

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	174

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 9/30/2014

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,037	12/31/2014
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	31	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	2,201	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,667	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	12/01/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	22	12/31/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	116	12/01/2014
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability:	Expense	Not classified	174	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	2,443	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability:	Asset - Expense	Not classified	385	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not classified	79	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	327	4/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	274	4/01/2015
SQM S.A.	I004200 – Mine are equity measures Stage III	Sustainability: Environment and Risk prevention	Expense	Not classified	55	3/31/2015
SQM S.A.	01-I004600 – Cultural heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	10	3/31/2016
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	175

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 9/30/2014, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	677	12/31/2014
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	55	12/31/2015
SQM Nitratos S.A	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	246	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	221	6/30/2015
Total					11,579

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	176

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 9/30/2014

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	492	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	450	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	63	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	33	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	360	12/01/2015
SQM Industrial S.A.	PQXM - Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	184	12/01/2014
SQM Industrial S.A.	J0006 – NPT III boiler gas scrubbing system	Sustainability: Environment and Risk prevention	Asset	Not classified	250	12/31/2014
SQM Industrial S.A.	I0002 – Nueva Iris TAS	Sustainability and Environment	Asset	Not classified	60	12/31/2015
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability:	Asset	Not classified	115	12/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	77	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not classified	27	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	376	4/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not classified	92	4/01/2015
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability:	Asset	Not classified	100	12/31/2014
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk prevention	Expense	Not classified	272	3/31/2015
SQM S.A.	01-I004600 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability:	Expense	Not classified	155	3/31/2016
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	14	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	48	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	9	6/30/2015
SIT S.A.	03-T001300 – Improvement of water sewage system, Villa Prat 2014	Sustainability: Environment and Risk prevention	Expense	Not classified	300	12/31/2014
Total					3,477

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	177

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
Others	Environmental-operational area	Not classified	Expense	Not-classified	1,753	12/31/2013
SQM Industrial S.A.	CQLX-S Carmen and Lagarto hazardous waste yard	Sustainability	Asset/expense	Not classified	98	12/31/2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,493	12/30/2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	24	1/04/2014
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	1/09/2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	84	4/30/2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	612	1/08/2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12/31/2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	2,114	6/30/2008
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	449	12/15/2010
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	139	12/31/2012
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	14	12/31/2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	310	1/08/2013
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	3/31/2014
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	5/31/2009
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,644	1/07/2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	271	1/06/2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	341	1/31/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	17	12/31/2012
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	89	12/01/2014

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	178

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013 (continued)

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	23	12/31/2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2012
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost Reduction	Expense	Not classified	1,013	12/31/2012
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	951	12/31/2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	2,320	3/31/2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	378	12/30/2012
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	506	12/31/2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	1	12/31/2012
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not Classified	110	3/31/2013
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	79	4/30/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	193	4/01/2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	141	4/01/2015
SQM S.A.	MQLQ- Gas scrubbing system	Not Classified	Asset	Development	468	1/01/2013
SQM Salar S.A	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not Classified	15	12/31/2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	3/31/2014
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	466	12/31/2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	59	3/30/2014
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,708	12/31/2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	179

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12/01/2011
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	221	4/27/2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	222	12/31/2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	51	8/01/2013
Total					20,043

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	180

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1	12/30/2012
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk prevention	Asset	Not classified	800	4/01/2014
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	795	6/30/2008
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	63	12/31/2012
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	33	3/31/2014
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	533	7/01/2011
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	103	6/01/2013
SQM S.A.	IP83-DIA Expansion TLN-15	Environmental Processing	Asset	Not Classified	0	12/31/2009
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	1	12/31/2012
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	300	3/31/2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	12	12/30/2012
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	10	12/31/2012
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk prevention	Expense	Not Classified	29	4/30/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	595	4/01/2015
SQM S.A.	IQXB - Environmental management plan of Tamarugos Llamara Salt Flat 2013-2014	Sustainability: Environment and Risk prevention	Asset	Not Classified	266	4/01/2015

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	181

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not Classified	94	3/31/2014
SQM Salar S.A.	LQI6-EIA Operating Maintenance at Salar de Atacama	Environmental Processing	Asset	Not Classified	59	12/31/2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not Classified	90	4/27/2013
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	212	12/01/2014
Total					3,996

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	182

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24 – Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Perform an analysis of the Tank facilities (civil works, mechanical work, piping, electrical work and instrumentation) by a company specialized in liquid fuels and that is a Certifying Entity. After that, perform the detail engineering and then implementing the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

I0002: The project involves a new waste water treatment plant, for the supervisor role area in the Iris campsite. The project is pending.

J0006: This project is intended to design a rapidly-implemented gas scrubbing system that complies with the standard on the emission of gases involved. This project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. This project is in process.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. This project is in process.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and/or final disposal in accordance with applicable regulations. This project is in process.

M0006: The project involves the enhancement of the bischofite layer in main streets of the town ME. This project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia were performed. This project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. This project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	183

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in the finishing stage.

SQM S.A.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is in the finishing stage.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in the finishing stage.

IQ3S: Improvements in the storage installations of hazardous raw materials in Nueva Victoria. This project is in process.

IQOW: Enable a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in the finishing stage.

IQWS: Implementation of heritage-related environmental commitments, to make available Mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA). The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal considered for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Llamara Saltpeter deposit considered for the years 2013-2014 The project is in process.

I00032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	184

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 24 - Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0042: The project involves the implementation of equity measures under the Environmental Assessment for the mining area. It comprises the implementation of a fence in the exclusion and archaeological working area in the mining areas, required for the exploitation in 2014. This project is in process.

I0046: The project consists of the implementation of equity measures committed in the Environmental Assessment of the Pintados sector (geoglyphs and former railway station) and for the Sur Viejo sector the implementation of development activities and archeological works are contemplated. This project is in progress.

SQM Salar S.A.

LQDM: Certification of the liquid fuel storage tanks. This project is in process.

LQI6: Preparation and processing of the EIA Update Operations in the Atacama Saltpeter Deposit. This project is in process.

LQXW: Increase the availability of brine ponds. The greater capacity of water wells implies the possibility of re-injecting more water to the saltpeter deposit, resulting in an increase in brine extraction. The expense considered only includes environmental processing. The project is in process.

SIT S.A.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

T0013: This process is intended to address sectors where sewage chambers have exceeded their capacity, the replacement of sewage collectors and sewage system chambers is proposed. The project is in progress.

SQM Nitratos S.A.

IQMH: Creation of an area allowing storing hazardous substances. This project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	185

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 25 - Other current and non-current non-financial assets

As of September 30, 2014, and December 31, 2013, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	9/30/2014 ThUS$	12/31/2013 ThUS$
Domestic Value Added Tax	15,623	21,263
Foreign Value Added Tax	5,120	5,842
Prepaid mining licenses	3,169	1,522
Prepaid insurance	2,087	9,767
Other prepayments	933	623
Other assets	4,734	5,213
Total	31,666	44,230

Other non-financial assets, non-current	9/30/2014 ThUS$	12/31/2013 ThUS$
Stain development expenses and prospecting expenses (1)	27,497	33,388
Guarantee deposits	685	708
Pension plan	1,073	987
Other assets	1,318	1,422
Total	30,573	36,505

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of September 30, 2014, and December 31, 2013:

Reconciliation	9/30/2014 ThUS$	12/31/2013 ThUS$

Assets for the exploration and evaluation of mineral resources, net, opening balance	33,388	22,496
Changes in assets for exploration and assessment of mineral resources:
Additions, other than business combinations	1,178	13,064
Depreciation and amortization	(1,512)	(2,059)
Increase (Decrease) due to transfers and other charges	(5,557)	(113)
Assets for exploration and assessment of mineral resources, net, closing balance	27,497	33,388

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	186

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.- Specialty plant nutrients

2.- Iodine and its derivatives

3.- Lithium and its derivatives

4.- Industrial chemicals

5.- Potassium

6.- Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	187

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company´s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity to which these are affect and since this information is not used by management in decisions making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company´s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity to which these are affected and since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	188

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of September 30, 2014 and September 30, 2013:

9/30/2014
Operating segment items	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Reportable segments ThUS$	Operating segments ThUS$	Elimination of inter-segments amounts ThUS$	Unallocated amounts ThUS$	Significant reconciliation entries ThUS$	Total 9/30/2014 ThUS$

Revenue	533,783	263,058	154,422	83,058	434,954	53,523	1,522,798	1,522,798	-	-	-	1,522,798
Revenues from transactions with other operating segments of the same entity	17,172	421,813	84,740	257,663	260,912	213,272	1,255,572	1,255,572	(1,255,572)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	550,955	684,871	239,162	340,721	695,866	266,795	2,778,370	2,778,370	(1,255,572)	-	-	1,522,798

Costs of sales	(415,898)	(152,050)	(88,905)	(51,127)	(324,334)	(47,884)	(1,080,198)	(1,080,198)	-	-	-	(1,080,198)
Administrative expenses	-	-	-	-	-	-	-	-	5,425	(73,266)	-	(67,841)
Interest expense	-	-	-	-	-	-	-	-	138,944	(184,617)	-	(45,673)
depreciation and amortization expense	(69,825)	(25,528)	(14,926)	(8,584)	(54,452)	(8,040)	(181,355)	(181,355)	-	(219)	-	(181,574)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(973)	16,595	-	15,622
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(87,053)	-	(87,053)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	117,885	111,008	65,517	31,931	110,619	5,640	442,600	442,600	(393,141)	260,319	-	309,778

Net income (loss) from continuing operations	117,885	111,008	65,517	31,931	110,619	5,640	442,600	442,600	(393,141)	173,266	-	222,725
Net income (loss) from discontinued operations
Net income (loss)	117,885	111,008	65,517	31,931	110,619	5,640	442,600	442,600	(393,141)	173,266	-	222,725

Assets	-	-	-	-	-	-	-	-	(7,782,469)	12,306,924	-	4,524,455
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,635,656)	3,719,958	-	84,302
Increase of non-current assets	-	-	-	-	-	-	-	-	-	(123,581)	-	(123,581)
Liabilities	-	-	-	-	-	-	-	-	(3,837,978)	6,098,289	-	2,260,311
Impairment loss recognized in profit or loss	-	-	(1,019)	-	-	(166)	(1,185)	(1,185)	-	(378)	-	(1,563)
Reversal of impairment losses recognized in profit or loss for the period	10,536	549	-	2,842	3,313	-	17,240	17,240	-	-	-	17,240
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	476,810-	-	476,810
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(159,419)	-	(159,419)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(180,371)	-	(180,371)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	189

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of September 30, 2014 and September 30, 2013:

9/30/2013
Operating segment items	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Reportable segments ThUS$	Operating segments ThUS$	Elimination of inter-segments amounts ThUS$	Unallocated amounts ThUS$	Significant reconciliation entries ThUS$	Total 9/30/2013 ThUS$

Revenue	533,310	358,445	148,372	129,342	472,267	69,194	1,710,930	1,710,930	-	-	-	1,710,930
Revenues from transactions with other operating segments of the same entity	94,989	556,280	105,942	189,275	399,608	275,558	1,621,652	1,621,652	(1,621,652)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	628,299	914,725	254,314	318,617	871,875	344,752	3,332,582	3,332,582	(1,621,652)	-	-	1,710,930

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	145,643	(189,725)	-	(44,082)
depreciation and amortization expense	(49,671)	(33,385)	(13,819)	(12,047)	(43,986)	(6,445)	(159,353)	(159,353)	-	-	-	(159,353)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	14,531	-	14,531
income tax expense, continuing operations	-	-	-	-	-	-	-	-	(2,377)	(114,691)	-	(117,068)
Other items other than significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	124,489	203,619	71,000	35,906	134,671	89,498	659,183	659,183	(479,596)	339,983	-	519,570

Net income (loss) from continuing operations	124,489	203,619	71,000	35,906	134,671	89,498	659,183	659,183	(481,973)	225,292	-	402,502
Net income (loss) from discontinued operations
Net income (loss)	124,489	203,619	71,000	35,906	134,671	89,498	659,183	659,183	(481,973)	225,292	-	402,502

Assets	-	-	-	-	-	-	-	-	(8,556,082)	13,531,346	-	4,975,264
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,865,894)	3,943,080	-	77,186
Increase of non-current assets	-	-	-	-	-	-	-	-		161,958	-	161,958
Liabilities	-	-	-	-	-	-	-	-	(4,300,156)	6,880,728	-	2,580,572
Impairment loss recognized in profit or loss	(16,008)	(1,864)	(771)	(3,854)	(6,575)	(400)	(29,472)	(29,472)	-	(6,301)	-	(35,773)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	504,098	-	504,098
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(583,145)	-	(583,145)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	205,373	-	205,373

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	190

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of September 30, 2014:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	533,783	263,058	154,422	83,058	434,954	53,523	-	1,522,798
Cost of sales	(415,898)	(152,050)	(88,905)	(51,127)	(324,334)	(47,884)	-	(1,080,198)

Gross profit	117,885	111,008	65,517	31,931	110,620	5,639	-	442,600

Other incomes by function	-	-	-	-	-	-	6,863	6,863
Administrative expenses	-	-	-	-	-	-	(67,841)	(67,841)
Other expenses by function	-	-	-	-	-	-	(41,760)	(41,760)
Other gains (losses)	-	-	-	-	-	-	363	363
Financial income	-	-	-	-	-	-	11,655	11,655
Financial costs	-	-	-	-	-	-	(45,673)	(45,673)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	15,622	15,622
Exchange differences	-	-	-	-	-	-	(12,051)	(12,051)
Profit (loss )before taxes	117,885	111,008	65,517	31,931	110,620	5,639	(132,822)	309,778
Income tax expense	-	-	-	-	-	-	(87,053)	(87,053)
Profit (loss )from continuing operations	117,885	111,008	65,517	31,931	110,620	5,639	(219,875)	222,725
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	117,885	111,008	65,517	31,931	110,620	5,639	(219,875)	222,725
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	218,416
Profit (loss ) attributable to the non-controllers	-	-	-	-	-	-	-	4,309
Profit (loss)	-	-	-	-	-	-	-	222,725

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	191

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of September 30, 2013:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	533,310	358,445	148,372	129,342	472,267	69,194	-	1,710,930
Cost of sales	(408,821)	(154,826)	(77,372)	(93,436)	(337,596)	(63,696)	-	(1,135,747)

Gross profit	124,489	203,619	71,000	35,906	134,671	5,498	-	575,183

Other incomes by function	-	-	-	-	-	84,000	11,978	95,978
Administrative expenses	-	-	-	-	-	-	(76,070)	(76,070)
Other expenses by function	-	-	-	-	-	-	(32,101)	(32,101)
Other gains (losses)	-	-	-	-	-	-	(12,275)	(12,275)
Financial income	-	-	-	-	-	-	9,749	9,749
Financial costs	-	-	-	-	-	-	(44,082)	(44,082)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,531	14,531
Exchange differences	-	-	-	-	-	-	(11,343)	(11,343)
Profit (loss )before taxes	124,489	203,619	71,000	35,906	134,671	89,498	(139,613)	519,570
Income tax expense	-	-	-	-	-	-	(117,068)	(117,068)
Profit (loss )from continuing operations	124,489	203,619	71,000	35,906	134,671	89,498	(256,681)	402,502
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	124,489	203,619	71,000	35,906	134,671	89,498	(256,681)	402,502
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	398,139
Profit (loss ) attributable to the non controllers	-	-	-	-	-	-	-	4,363
Profit (loss)	-	-	-	-	-	-	-	402,502

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	192

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.4	Revenue from transactions with other operating segments of the Company as of September 30, 2014

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	533,783	263,058	154,422	83,058	434,954	53,523	1,522,798

26.4	Revenue from transactions with other operating segments of the Company as of September 30, 2013

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	533,310	358,445	148,372	129,342	472,267	69,194	1,710,930

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	193

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	194

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.7	Segments by geographical areas as of September 30, 2014 and September 30, 2013

Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	9/30/2014 ThUS$

Revenue	156,609	283,765	336,594	391,082	354,748	1,522,798

Non-current assets:	2,086,505	403	40,381	16,132	43,649	2,187,070
Investment accounted for under the equity method	1,190	-	27,619	12,713	42,780	84,302
Intangible assets other than goodwill	103,778	-	-	271	1	104,050
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,925,292	133	1,389	2,075	868	1,929,757
Investment property	-	-	-	-	-	-
Other non-current assets	29,316	184	-	1,073	-	30,573

Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	9/30/2013 ThUS$

Revenue	167,657	300,337	417,130	436,557	389,249	1,710,930

Non-current assets:	2,209,382	452	36,336	15,737	38,722	2,300,629
Investment accounted for under the equity method	1,312	-	24,595	13,211	38,068	77,186
Intangible assets other than goodwill	28,473	-	-	332	4	28,809
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,132,899	165	368	2,194	650	2,136,276
Investment property	-	-	-	-	-	-
Other non-current assets	19,769	201	-	-	-	19,970

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	195

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 26 - Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of September 30, 2014 and December 31, 2013:

Location	Products:
Pedro de Valdivia	Production of iodine and nitrate salts
María Elena	Production of iodine and nitrate salts
Coya Sur	Production of nitrate salts
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride, boric acid potassium sulfate
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide
Tocopilla	Port facilities

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	196

Notes to the Consolidated Financial Statements as of September 30, 2014

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

		9/30/2014	9/30/2013
		ThUS$	ThUS$
27.1	Revenue

	Products	1,516,936	1,702,923
	Services	5,862	8,007

	Total	1,522,798	1,710,930

		9/30/2014	9/30/2013
		ThUS$	ThUS$
27.2	Cost of sales

	Raw material and supplies	(450,705)	(618,470)

	Types of employee benefits expenses
	Salaries and wages	(80,980)	(107,293)
	Other short-term employee benefits	(47,195)	(26,781)
	Termination benefit expenses	(6,300)	(6,934)
	Total employee benefits expenses	(134,475)	(141,008)

	Depreciation expense	(181,355)	(158,997)
	Impairment loss (review of impairment losses) recognized in profit or loss for the year	16,038	(29,472)
	Changes in inventories for the period	65,805	294,729
	Other expenses, by nature	(395,506)	(482,529)

	Total	(1,080,198)	(1,135,747)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	197

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		9/30/2014	9/30/2013
		ThUS$	ThUS$
27.3	Other income

	Discounts obtained from suppliers	471	991
	Compensation received and insurance claim recovery	492	5,024
	Penalties charged to suppliers	229	312
	Excess in the provision of liabilities with 3rd parties	1,503	580
	Excess in allowance for doubtful accounts	182	-
	Sale of materials, spare parts and supplies	1,059	1,217
	Sale of mining concessions	-	86,006
	Excess indemnity provision Yara South Africa	-	247
	Lowest Price paid in portfolio purchase	-	716
	Lowest Price in goodwill purchases	-	227
	Miscellaneous services	182	-
	Option Agreements on Mineral Rights	2,124	-
	Other operating results	621	658

	Total	6,863	95,978

		9/30/2014	9/30/2013
		ThUS$	ThUS$
27.4	Administrative expenses

	Employee benefit expenses by nature
	Salaries and wages	(31,498)	(34,873)
	Other short-term benefits to employees	(2,782)	(2,651)

	Total employee benefit expenses	(34.280)	(37,524)

	Other expenses, by nature	(33,561)	(38,546)

	Total	(67,841)	(76,070)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	198

Notes to the Consolidated Financial Statements as of September 30, 2014

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		9/30/2014	9/30/2013
		ThUS$	ThUS$
27.5	Other expenses by function

	Employee benefit expenses by nature
	Other short-term benefits to employees	-	(6)

	Depreciation and amortization expenses
	Depreciation of stopped assets	(219)	(356)

	Impairment loss (review of impairment losses) recognized in profit or loss for the year
	Impairment of allowance for doubtful accounts	(378)	(1,301)

	Subtotal to date	(378)	(1,301)

	Other expenses, by nature
	Legal Expenses	(5,064)	(3,384)
	Worksite stoppage expenses	(192)	(60)
	VAT and other unrecoverable tax	(907)	(3,075)
	Fines paid	(117)	(322)
	Advisory services	(2)	(6)
	Provisions, investment plan expenses, materials and closing sales	(30,000)	(15,543)
	Donations rejected as expense	(1,220)	(3,784)
	Provision for work closing	-	(177)
	Indemnities paid	-	(146)
	Claim expenses	-	(2,038)
	Other operating expenses	(3,661)	(1,903)

	Subtotal to date	(41,163)	(30,438)

	Total	(41,760)	(32,101)

		9/30/2014	9/30/2013
		ThUS$	ThUS$
27.6	Other income (expenses)

	Provision for restructuring	-	(12,000)
	Adjustment of Equity Method, prior year	363	(364)
	Other	-	89

	Total	363	(12,275)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	199

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature :	January to September		July to September
		2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$

	Raw material and supplies used	(450,705)	(618,470)	(140,604)	(185,112)

	Types of employee benefits expenses

	Salaries and wages	(112,478)	(142,166)	(36,672)	(45,370)
	Other short-term employee benefits	(49,977)	(29,438)	(16,231)	(12,799)
	Termination benefit expenses	(6,300)	(6,934)	(1,339)	(3,720)
	Total employee benefit expenses	(168,755)	(178,538)	(54,242)	(61,889)
	Depreciation and amortization expenses
	Depreciation expense	(181,574)	(159,353)	(65,481)	(55,047)
	Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	15,660	(30,773)	4,654	(7,462)
	Other expenses, by nature	(404,425)	(269,059)	(103,188)	(108,248)

	Total expenses, by nature	(1,189,799)	(1,256,193)	(358,861)	(417,758)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

27.8	Finance expenses	January to September		July to September
		2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$

	Interest expense from bank borrowings and overdrafts	(1,896)	(2,367)	(554)	(833)
	Interest expense from bonds	(43,157)	(47,431)	(13,521)	(17,348)
	Interest expense from loans	(6,022)	(6,612)	(2,001)	(2,160)
	Capitalized interest expenses	6,324	13,015	1,487	3,871
	Other finance costs	(922)	(687)	(227)	(181)

	Total	(45,673)	(44,082)	(14,816)	(16,651)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	200

Notes to the Consolidated Financial Statements as of September 30, 2014

Nota 28 - Income tax and deferred taxes

Accounts receivable from taxes as of September 30, 2014 and December 31, 2013, are as follows:

28.1	Current tax assets:

	9/30/2014 ThUS$	12/31/2013 ThUS$
Monthly provisional income tax payments, Chilean companies current year	25,374	44,018
Monthly provisional payment Royalty	4,574	10,417
Monthly provisional income tax payments, foreign companies	1,735	1,444
Corporate tax credits (1)	289	2,025
Corporate tax absorbed by tax losses (2)	15	1,572
Total	31,987	59,476

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2014 and 2013.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (21%, 20%, 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	201

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities:

Current tax liabilities	9/30/2014 ThUS$	12/31/2013 ThUS$
1st Category income tax	7,286	21,466
Foreign company income tax	25,225	10,113
Article 21 Single Tax	44	128
Total	32,553	31,707

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20.780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015 and a rate of 24% for 2016; beginning in 2017, the rate will range between 25% and 27% depending on the taxation system selected by the system, Attributed Income System or Partially-Integrated Taxation System.

The provision for royalty is determined by applying the tax rate determined for the Net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of September 30, 2014, and December 31, 2013, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	9/30/2014 ThUS$	12/31/2013 ThUS$
Taxable profits with credit rights (1)	1,258,612	1,321,643
Taxable profits without credit right(1)	68,432	90,628
Taxable loss	7,913	7,425
Credit for shareholders	310,828	321,006

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	202

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	203

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c) the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences

d.1	Income tax assets and liabilities as of September 30, 2014 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	224,940
Doubtful accounts impairment	40	-	6,867	-
Accrued vacations	-	-	3,512	-
Manufacturing expenses	-	-	-	77,042
Unrealized gains (losses) from sales of products	-	-	81,226	-
Fair value of bonds	-	-	-	597
Severance indemnity	-	-	-	5,770
Hedging	-	-	5,366	-
Inventory of products, spare parts and supplies	49	-	23,057	-
Research and development expenses	-	-	-	3,918
Tax losses	-	-	744	-
Capitalized interest	-	-	-	28,441
Expenses in assumption of bank loans	-	-	-	3,464
Unaccrued interest	-	-	210	-
Fair value of property, plant and equipment	-	-	-	10
Employee benefits	-	-	3,275	-
Royalty deferred income taxes	-	-	-	9,594
Provision for lawsuits and legal expenses	-	-	3,663	-
Provision for investment plan	-	-	9,777	-
Provision of fines and crushing site closure	-	-	1,640	-
Other	328	-	549	974
Balance to date	417	-	139,886	354,750
Net balance	417	-	-	214,864

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	204

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2013 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	162,378
Doubtful accounts impairment	-	-	7,030	-
Accrued vacations	-	-	3,566	-
Manufacturing expenses	-	-	-	66,759
Unrealized gains (losses) from sales of products	-	-	84,711	-
Fair value of bonds	-	-	661	-
Severance indemnity	-	-	-	4,628
Hedging	-	-	-	5,261
Inventory of products, spare parts and supplies	1	-	20,828	-
Research and development expenses	-	-	-	7,018
Tax losses	-	-	468	-
Capitalized interest	-	-	-	21,759
Expenses in assumption of bank loans	-	-	-	2,917
Unaccrued interest	-	-	39	-
Fair value of property, plant and equipment	-	-	-	603
Employee benefits	-	-	381	-
Royalty deferred income taxes	-	-	-	7,923
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	1,878	-
Provision for investment plan	-	-	4,225	-
Provision of fines and crushing site closure	-	-	1,600	-
Other	530	-	-	201
Balance to date	531	-	125,387	279,682
Net balance	531	-	-	154,295

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	205

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of September 30, 2014

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	162,378	9,115	53,447	62,562	224,940
Doubtful accounts impairment	(7,030)	2,383	(2,259)	124	(6,906)
Accrued vacations	(3,566)	463	(408)	55	(3,511)
Manufacturing expenses	66,759	2,022	8,261	10,283	77,042
Unrealized gains (losses) from sales of products	(84,711)	13,136	(9,651)	3,485	(81,226)
Fair value of bonds	(661)	-	1,258	1,258	597
Severance indemnity	4,628	(395)	1,536	1,141	5,769
Hedging	5,261	(10,892)	265	(10,627)	(5,366)
Inventory of products, spare parts and supplies	(20,829)	2,681	(4,958)	(2,277)	(23,106)
Research and development expenses	7,018	(3,175)	75	(3,100)	3,918
Capitalized interest	21,759	(495)	7,177	6,682	28,441
Expenses in assumption of bank loans	2,917	(342)	888	546	3,463
Unaccrued interest	(39)	(171)	-	(171)	(210)
Fair value of property, plant and equipment	603	(7)	(587)	(594)	9
Employee benefits	(381)	(2,726)	(168)	(2,894)	(3,275)
Royalty deferred income taxes	7,923	1,670	-	1,670	9,593
Unused tax losses	(468)	(276)	-	(276)	(744)
Purchase of intangible assets	235	-	-	-	235
Provision for lawsuits and legal expenses	(1,878)	(1,785)	-	(1,785)	(3,663)
Provision for investment plan	(4,225)	(3,362)	(2,189)	(5,551)	(9,776)
Provision of fines and crushing site closure	(1,600)	(40)	-	(40)	(1,640)
Other ID	(329)	(685)	876	191	(138)
Total temporary differences, losses and unused fiscal credits	153,764	7,119	53,563	60,682	214,446

During the period ended September 30, 2014, the Company calculated and accounted for taxable income considering a rate of 21% for commercial year 2014 in conformity with Law No. 20.780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018 for taxpayers who apply the “partially-integrated taxation system.” The maximum rate would be 25% starting from 2017 if the Company opts to use the “Attributed Income Taxation System.”

Such Law establishes that because SQM S.A. is openly-held shareholders’ corporations, in general the “Partially-integrated taxation system” is applicable, unless the Company opts to use the “Attributed income taxation system” as agreed by the shareholders at an Extraordinary Shareholders’ Meeting in the future.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	206

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

With respect to deferred taxes, the Company considered the provisions of Circular No. 856 issued by the Chilean Superintendence of Securities and Insurance, which requires that differences associated with deferred tax assets and liabilities generated as direct effect of an increase in the corporate income tax rate, should be accounted for in the related period against equity. The amount charged to equity for such concept was ThUS$52,304.

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2013

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
Depreciation	145,251	17,127	-	17,127	162,378
Doubtful accounts impairment	(5,807)	(1,223)	-	(1,223)	(7,030)
Accrued vacations	(3,971)	405	-	405	(3,566)
Manufacturing expenses	60,160	6,599	-	6,599	66,759
Unrealized gains (losses) from sales of products	(105,879)	21,168	-	21,168	(84,711)
Fair value of bonds	(3,684)	-	3,023	3,023	(661)
Severance indemnity	4,483	145	-	145	4,628
Hedging	22,890	(17,629)	-	(17,629)	5,261
Inventory of products, spare parts and supplies	(15,027)	(5,802)	-	(5,802)	(20,829)
Research and development expenses	4,917	2,101	-	2,101	7,018
Capitalized interest	20,449	1,310	-	1,310	21,759
Expenses in assumption of bank loans	2,243	674	-	674	2,917
Unaccrued interest	(215)	176	-	176	(39)
Fair value of property, plant and equipment	2,743	(2,140)	-	(2,140)	603
Employee benefits	(2,027)	1,646	-	1,646	(381)
Royalty deferred income taxes	8,430	(507)	-	(507)	7,923
Unused tax losses	(1,509)	1,041	-	1,041	(468)
Purchase of intangible assets	-	235	-	235	235
Provision for lawsuits and legal expenses	(1,823)	(55)	-	(55)	(1,878)
Provision for investment plan	(2,487)	(1,738)	-	(1,738)	(4,225)
Provision of fines and crushing site closure	(745)	(855)	-	(855)	(1,600)
Other	(3,170)	2,841	-	2,841	(329)
Total temporary differences, losses and unused fiscal credits	125,222	25,519	3,023	28,542	153,764

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	207

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of September 30, 2014 and December 31, 2013, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	9/30/2014 ThUS$	12/31/2013 ThUS$

Chile	744	468
Other countries	-	-

Total	744	468

Tax losses as of September 30 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras S.A. e Isapre Norte Grande Ltda.

d.5	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of September 30, 2014 and December 31, 2013 are as follows:

	9/30/2014 ThUS$	12/31/2013 ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(536)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)

Balances to date	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	208

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.6	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of September 30, 2014 and December 31, 2013 are detailed as follows:

	9/30/2014 ThUS$	12/31/2013 ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	153,764	125,222
Increase (decrease) in deferred taxes in profit or loss	7,119	25,519
Tax Recovery of first category credit absorbed by tax losses	-	-
Increase (decrease) in deferred taxes in equity	53,563	3,023

Balances to date	214,446	153,764

d.7	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	209

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Current and deferred tax expenses (income) are detailed as follows:

	9/30/2014 ThUS$	9/30/2013 ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(80,984)	(113,342)
Adjustments to prior year current income tax	1,050	3,337

Current income tax expense, net, total	(79,934)	(110,005)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(7,119)	(7,063)
Deferred tax expense (income) relating changes in tax rates or the application of new taxes	-	-
Deferred tax expense, net, total	(7,119)	(7,063)

Tax expense (income)	(87,053)	(117,068)

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	9/30/2014 ThUS$	9/30/2013 ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(3,597)	(2,995)
Current income tax expense, domestic, net	(76,337)	(107,010)

Current income tax expense, net, total	(79,934)	(110,005)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(98)	430
Deferred tax expense, domestic, net	(7,021)	(7,493)

Deferred tax expense, net, total	(7,119)	(7,063)

Income tax expense	(87,053)	(117,068)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	210

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.8	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

d.9	Disclosures on the tax effects of other comprehensive income components:

Income tax related to components of other	9/30/2014
income and expense with a charge or credit to	ThUS$
net equity
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
Cash flow hedge	6,688	(1,258)	5,430
Total	6,688	(1,258)	5,430

Income tax related to components of other	9/30/2013
income and expense with a charge or credit to		ThUS$
net equity
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	10,419	(2,084)	8,335
Total	10,419	(2,084)	8,335

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	211

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile

	9/30/2014	9/30/2013
	ThUS$	ThUS$
	Income (expense)	Income (expense)

Consolidated income before taxes	309,779	519,570
Income tax rate in force in Chile	21%	20%

Tax expense using the legal rate	(65,054)	(103,914)
Effect of royalty tax expense	(6,485)	(10,154)
Tax effect of non-taxable revenue	4,368	4,287
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(1,569)	(1,639)
Tax effect of tax rates supported abroad	(839)	(5,504)
Effect on the tax rate arising from changes in the tax rate	-	-
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(17,474)	(144)
Tax expense using the effective rate	(87,053)	(117,068)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	212

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.11	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile:

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	213

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of asset	Currency	9/30/2014 ThUS$	12/31/2013 ThUS$
Current assets:
Cash and cash equivalents	ARS	75	-
Cash and cash equivalents	BRL	3	73
Cash and cash equivalents	CLP	82,664	25,391
Cash and cash equivalents	CNY	826	384
Cash and cash equivalents	EUR	11,030	9,230
Cash and cash equivalents	GBP	-	14
Cash and cash equivalents	IDR	10	4
Cash and cash equivalents	INR	-	7
Cash and cash equivalents	MXN	189	428
Cash and cash equivalents	PEN	1	2
Cash and cash equivalents	THB	755	2,161
Cash and cash equivalents	YEN	1,892	1,435
Cash and cash equivalents	ZAR	4,959	7,229
Subtotal cash and cash equivalents		102,404	46,358
Other current financial assets	CLP	403,409	108,892
Subtotal other current financial assets		403,409	108,892
Other current non-financial assets	ARS	21	21
Other current non-financial assets	AUD	-	95
Other current non-financial assets	BRL	-	1
Other current non-financial assets	CLF	70	75
Other current non-financial assets	CLP	15,924	25,814
Other current non-financial assets	CNY	28	33
Other current non-financial assets	EUR	3,911	5,383
Other current non-financial assets	AED	-	-
Other current non-financial assets	INR	-	-
Other current non-financial assets	MXN	825	793
Other current non-financial assets	PEN	-	3
Other current non-financial assets	THB	11	13
Other current non-financial assets	ZAR	748	801
Subtotal other current non-financial assets		21,538	33,032
Trade and other receivables	ARS	394	-
Trade and other receivables	AUD	-	-
Trade and other receivables	BRL	89	32
Trade and other receivables	CLF	1,210	507
Trade and other receivables	CLP	105,592	50,112
Trade and other receivables	CNY	105	9
Trade and other receivables	EUR	30,683	31,975
Trade and other receivables	GBP	-	261
Trade and other receivables	MXN	-	240
Trade and other receivables	PEN	69	92
Trade and other receivables	THB	4,073	1,823
Trade and other receivables	INR	-	-
Trade and other receivables	ZAR	23,640	14,742
Subtotal trade and other receivables		165,855	99,793
Receivables from related parties	AED	843	379
Receivables from related parties	CLP	104	517
Receivables from related parties	EUR	1,367	845
Receivables from related parties	YEN	214	197
Receivables from related parties	ZAR	4,092	9,157
Subtotal receivables from related parties		6,620	11,095
Current tax assets	AUD	-	-
Current tax assets	CLP	1,166	1,033
Current tax assets	EUR	100	75
Current tax assets	ZAR	-	-
Current tax assets	MXN	757	230
Current tax assets	PEN	259	267
Subtotal current tax assets		2,282	1,605
Total current assets		702,108	300,775

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	214

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of asset	Currency	9/30/2014 ThUS$	12/31/2013 ThUS$
Non-current assets:
Other non-current financial assets	BRL	-	27
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	43	45
Subtotal other non-current financial assets		63	92
Other non-current non-financial assets	BRL	184	191
Other non-current non-financial assets	CLP	731	758
Subtotal other non-current non-financial assets		915	949
Non-current rights receivable	CLF	1,088	465
Non-current rights receivable	CLP	1,204	818
Subtotal non-current rights receivable		2,292	1,283
Equity-accounted investees	AED	13,387	24,215
Equity-accounted investees	CLP	1,190	1,649
Equity-accounted investees	IDR	617	802
Equity-accounted investees	EUR	6,929	7,924
Equity-accounted investees	INR	-	-
Equity-accounted investees	THB	1,944	1,876
Equity-accounted investees	TRY	18,940	15,336
Subtotal equity-accounted investees		43,007	51,802
Intangible assets other than goodwill	CLP	418	507
Intangible assets other than goodwill	CNY	1	3
Subtotal intangible assets other than goodwill		419	510
Property, plant and equipment	CLP	4,047	5,633
Subtotal property, plant and equipment		4,047	5,633
Total non-current assets		50,743	60,269
Total assets		752,851	361,044

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	215

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		9/30/2014			12/31/2013
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	9,474	-	9,474	1,455	77,866	79,321
Other current financial liabilities	CLP	-	-	-	-	141,704	141,704
Subtotal other current financial liabilities		9,474	-	9,474	1,455	219,570	221,025
Trade and other payables	ARS	-	-	-	3	-	3
Trade and other payables	BRL	56	-	56	64	-	64
Trade and other payables	CHF	-	-	-	1	-	1
Trade and other payables	CLP	53,586	5,619	59,205	55,785	26,224	82,009
Trade and other payables	CNY	-	-	-	117	-	117
Trade and other payables	EUR	8,510	4	8,514	18,654	-	18,654
Trade and other payables	GBP	3	-	3	6	-	6
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	690	25	715	485	-	485
Trade and other payables	PEN	13	-	13	3	-	3
Trade and other payables	YEN	-	-	-	-	-	-
Trade and other payables	ZAR	1,757	-	1,757	2,517	-	2,517
Subtotal trade and other payables		64,615	5,648	70,263	77,636	26,224	103,860
Other current provisions	ARS	-	-	-	62	-	62
Other current provisions	BRL	-	-	-	821	595	1,416
Other current provisions	CLP	4	-	4	6	-	6
Other current provisions	EUR	6	-	6	7	-	7
Other current provisions	INR	-	-	-	1	-	1
Subtotal other current provisions		10	-	10	897	595	1,492
Current tax liabilities	INR	-	-	-	-	-	-
Current tax liabilities	BRL	-	-	-	-	-	-
Current tax liabilities	CLP	-	-	-	-	33	33
Current tax liabilities	CNY	-	-	-	-	-	-
Current tax liabilities	EUR	-	1,399	1,399	-	1,553	1,553
Current tax liabilities	MXN	-	-	-	-	-	-
Current tax liabilities	ZAR	-	-	-	-	-	-
Subtotal current tax liabilities		-	1,399	1,399	-	1,586	1,586
Current provisions for employee benefits	CLP	6,565	12,505	19,070	24,172	-	24,172
Current provisions for employee benefits	MXN	4	102	106	156	-	156
Subtotal current provisions for employee benefits		6,569	12,607	19,176	24,328	-	24,328

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	216

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		9/30/2014			12/31/2013
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	2	4	6	55	-	55
Other current non-financial liabilities	CLP	5,626	12,485	18,111	7,055	19,922	26,977
Other current non-financial liabilities	CNY	-	-	-	18	-	18
Other current non-financial liabilities	EUR	-	-	-	2,442	-	2,442
Other current non-financial liabilities	MXN	71	57	128	720	62	782
Other current non-financial liabilities	AUD	70	-	70	-	-	-
Other current non-financial liabilities	PEN	-	-	-	70	-	70
Other current non-financial liabilities	THD	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	-	6	6	8	-	8
Subtotal other current non-financial liabilities		5,769	12,552	18,321	10,368	19,984	30,352
Total current liabilities		86,437	32,206	118,643	114,684	267,959	382,643

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	217

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		9/30/2014
Class of liabilities	Currency	Over 1 year up to 2 years ThUS$	Over 2 years up to 3 years ThUS$	Over 3 years up to 4 years ThUS$	Over 4 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,953	46,098	5,953	65,288	204,028	327,320
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		5,953	49,098	5,953	65,288	204,028	327,320
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	27,400	27,400
Non-current provisions for employee benefits	MXN	-	-	-	-	137	137
Non-current provisions for employee benefits	YEN	-	-	-	-	476	476
Subtotal non-current provisions for employee benefits		-	-	-	-	28,013	28,013
Total non-current liabilities		5,953	46,098	5,953	65,288	232,041	355,333

		12/31/2013
Class of liabilities	Currency	Over 1 year up to 2 years ThUS$	Over 2 years up to 3 years ThUS$	Over 3 years up to 4 years ThUS$	Over 4 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,471	6,488	50,648	6,521	293,841	363,969
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Subtotal other non-current financial liabilities		6,471	6,488	50,648	6,521	293,841	363,969
Deferred tax liabilities	CLP	-	-	-	-	-	-
Deferred tax liabilities	MXN	-	-	-	-	-	-
Subtotal deferred tax liabilities		-	-	-	-	-	-
Non-current provisions for employee benefits	CLP	-	-	-	-	28,532	28,532
Non-current provisions for employee benefits	MXN	-	-	-	-	131	131
Non-current provisions for employee benefits	YEN	-	-	-	-	494	494
Subtotal non-current provisions for employee benefits		-	-	-	-	29,157	29,157
Total non-current liabilities		6,471	6,488	50,648	6,521	322,998	393,126

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	218

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 30 – Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct which is different than other mining businesses where the exploration process results in significant time, the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.	Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment. As of September 30, 2014 and December 31, 2013, the balance amounts to ThUS$24,957 and ThUS$ 28,568, respectively.

2.	Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of September 30, 2014 and December 31, 2013, the balance amounts to ThUS$ 27,497 and ThUS$ 33,388 respectively.

3.	Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: as of September 30, 2014 and September 30, 2013, the balance amounts to ThUS$2,817 and ThUS$1,329, respectively.

4.	Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of September 30, 2014 and December 31, 2013, the balance amounts to ThUS$2,288 and ThUS$ 630, respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources for the six months ended September 30, 2014 ThUS$6,681, and correspond to non-metallic projects. Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	219

Notes to the Consolidated Financial Statements as of September 30, 2014

Note 31 – Events occurred after the reporting date

31.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended September 30, 2014 were approved and authorized for issuance by the Board of Directors at their meeting held on November 18, 2014.

31.2	Disclosures on events occurring after the reporting date

On October 23, 2014, the Company reported to the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. has agreed the issuance and placement of unsecured bonds of ThUS$ 250,000 in international markets. In substance, such bonds will mature in 2025 considering an annual nominal interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds that will be offered to investors at a price of 99.410% with respect to capital. Such an agreement was reached on October 23, 2014 and the issuance of such bonds will be performed in conformity with Rule 144 A of the US Securities Act of 1933 and these will not be publicly offered in Chile.

Management is not aware of any other significant subsequent events occurred between September 30, 2014 and the date of issuance of these financial statements that may affect them significantly.

31.3	Detail of dividends declared after the reporting date

At the date of these financial statements, there are no dividends declared after the balance sheet date.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	220

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: January 20, 2015	By:
	Conf:	/s/ Ricardo Ramos R.
(Signature)

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.